SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

INTRODUCTION 3
1 ANALYSIS OF THE CONSOLIDATED RESULT 6
2 ANALYSIS OF THE RESULTS OF THE PARENT COMPANY........ 36
3 GENERAL INFORMATION 40
ATTACHMENTS:
1. SUBSIDIARIES FINANCIAL INFORMATION - EXCEL
2. SUBSIDIARIES FINANCIAL ANALYSIS – EXCEL
3. OPERATIONAL INFORMATION - AVAILABLE ON THE IR SITE IN MARCH

The Investors Report - Annexes I, II and III can be found at excel on our website: www.eletrobras.com.br/ri

Contact IR:
ombudsman-ri@eletrobras.com | www.eletrobras.com.br/ri |

Conference Call in Portuguese
Março 22, 2021
12h (Brasília)
11:00 a.m. (USA Eastern time)
15:00 p.m. (United Kingdom time)
Phone: (11) 3137-8037

Conference Call in English
March 22, 2021
12h:00 p.m (Brasília)
11:00 a.m. (USA Eastern time)
3:00 p.m. (United Kingdom time)
Phones: (11) 3137-8037
(+1) 786 837 9597 (USA)
(+44) 20 3318 3776 (London)

Get to know the Eletrobras IR Ombudsman, an exclusive platform for receiving and forwarding suggestions, complaints, compliments and requests from protesters regarding the securities market on our Investor Relations website.

REPORT PREPARATION:

Superintendent of Investor Relations
Paula Prado Rodrigues Couto

Capital Market Compliance Department
Bruna Reis Arantes
Alexandre Santos Silva
Fernando D'Angelo Machado
Luiz Gustavo Braga Parente
Maria Isabel Brum de A. Souza
Mariana Lera de Almeida Cardoso

INTRODUCTION

Rio de Janeiro, March 19, 2021

Eletrobras (Centrais Elétricas Brasileiras S.A.)
[B3: ELET3 e ELET6 – NYSE: EBR e EBR-B – LATIBEX: XELTO e XELTB]

Eletrobras, the largest company in the electric energy sector in Latin America, which operates in generation, transmission and commercialization segments, controlling 6 operating subsidiaries and a holding company - Eletropar -, a research center - Cepel, holding 50% of the Itaipu Binational's share capital and has direct and indirect participation in 82 Special Purpose Companies, on this date, announces its results for the period.

2020 RESULTS

Eletrobras presented, in 2020, a net income of R$ 6,387 million, lower than the R$ 11,133 million obtained in 2019. However, it must be considered that the income of 2019 is composed of the Net income of the continued operations of R$ 7,848 million and Net Income of R$ 3,285 million related to discontinued operations (distribution), with emphasis on the privatization of the Amazonas Energia and Ceal. Thus, if we consider the results of continuing operations, there is a decrease of R$ 1,461 million, mainly explained by provisions and unscheduled shutdowns of plants, demonstrating the Company's robustness, in terms of cash generation, even in a year marked by the pandemic of Covid-19. Eletrobras ended the year 2020, with a consolidated cash position of R$ 14.3 billion.

Net Operating Revenue decreased by 2%, from R$ 29,714 million in 2019 to R$ 29,081 million in 2020, with a strong impact of the positive results in transmission as a result of the Periodic Tariff Review with effect from July 2020. This result in transmission partially offset the negative result in generation, strongly affected by the reduction in revenue due to penalties for not meeting the inflexibilities of the Nuclear Plants and TPP Candiota III, due to unscheduled shutdowns, in the amounts of, respectively, R$ 267 million and R$ 206 million, as well as the termination of Existing Energy contracts in the Regulated market (ACR) in Furnas and Eletronorte (319MWavg and 362MWavg, respectively), although there was an increase of R$ 433 million in the generation revenue of plants under the quota regime of Law 12,783 /2013, due to the annual adjustment. The result of 2020 was also impacted by the provision for contingencies of R$ 4,188 million, with an emphasis on R$ 2,665 million related to legal contingencies that discuss the monetary adjustment of the compulsory loan, especially as a result of the reclassification of the unfavorable decision under the legal process nº 0023102-98.1990.8.19.0001.The Ebtida IFRS, in the amount of R$ 11,474 million in 2019, decreased to R$ 10,487 million in 2020. Recurring Net Operating Revenue showed a small decrease of 0.5%, from R$ 29,665 million in 2019 to R$ 29,508 million in 2020. Recurrent Ebtida fell by 2%, from R$ 14,268 million in 2019 to R$ 13,978 million in 2020. Net income for fiscal year 2020 was also impacted by the exchange rate variation resulting from the pandemic, generating a financial expense of R$ 544 million in 2020 compared to the positive variation of R$ 35 million in 2019.

4th QUARTER 2020

Eletrobras, as a result of the guidelines of Letter CVM / SNC / SEP 04/2020, issued on December 1, 2020, made adjustments to its transmission assets - RBSE, until then classified as financial assets, starting to be treated as contractual assets under CPC 47- Revenue from Contracts with Customers. As a consequence, to maintain the same comparative basis, the Company re-presented the balances of these assets as contractual assets. The cumulative effects of the twelve months of 2019 and 2020 resulting from this restatement are found in the balance sheet, in the statement of income, cash flow statement, statement of comprehensive income and statement of added value as provided by CPC 23 / IAS 8 - Accounting Policies, Changes in Estimates and Error Correction, pursuant to Note 4.4 to the 2020 Consolidated Financial Statements. In addition, throughout the 2021 quarterly results, each of the 2020 quarters will be individually restated, with the effects of the aforementioned letter.

Eletrobras presented, in the fourth quarter of 2020 (4Q20), a net income of R$ 1,269 million, lower than the profit of R$ 2,273 million of profit obtained in 4Q19. The profit of R$ 1,269 million in 4Q20 was impacted, mainly, by the increase of transmission revenues of R$ 1,427 million, mainly reflecting the approval of the tariff review of the transmission concessions extended under the terms of Law 12,783 / 2013, granted by Aneel on June 30, 2020, which approved the new Permitted Annual Revenue (“RAP”) of these concessions for the 2018-2023 tariff cycle, given that the aforementioned review was supposed have occurred in July 2018. The result of the 4Q20 was also impacted by the provision for contingencies of R$ 3,128 million, with an emphasis on R$ 2,251 million related to legal contingencies that discuss the monetary restatement of compulsory loans, especially as a result of the risk reclassification of the unfavorable decision under process No. 0023102- 98.1990.8.19.0001 (+ R$ 1.63 billion), which ratified an expert report that unduly includes credits not provided for in the plaintiffs' initial petition. Another relevant provision that impacted 4Q20 was the impairment realized at the Candiota 3 plant, in the amount of R$ 611 million, given the term foreseen for the termination of the contract due to availability.

Net Operating Revenue went from R$ 7,706 million in 4Q19 to R$ 9,013 million in 4Q20, an increase of 17%, influenced by the effect on transmission revenue from the aforementioned tariff review. EBITDA IFRS, in the amount of R$ 3,239 million in 4Q19, decreased to a negative amount of R$ 299 million in 4Q20, impacted by the aforementioned provisions for contingencies. Recurring Net Operating Revenue increased 18%, from R$ 7,762 million in 4Q19 to R$ 9,157 million in 4Q20. Recurrent Ebtida increased by 46%, from R$ 3,124 million in 4Q19 to R$ 4,575 million in 4Q20.

4Q20 Other Highlights

Table 01: Main Indicators (R$ Million)
2020	2019	%		4Q20	4Q19%
139.6	140.6	-0.7%	Energy Sold - Generation GWh (1)	36.4	36.2	0.6%
35,228	35,675	-1%	Gross Revenue	10,642	9,288	15%
35,663	35,626	0.1%	Recurring Gross Revenue (2)	10,789	9,344	15%
29,081	29,714	-2%	Net operating revenue	9,013	7,706	17%
29,508	29,665	-1%	Recurring Net Operating Revenue (3)	9,157	7,762	18%
10,487	11,474	-9%	EBITDA	-299	3,239	-109%
13,978	14,268	-2%	Recurring EBITDA (4)	4,575	3,124	46%
36%	39%	-255%	EBITDA margin	-3%	42%	-4534%
47%	48%	-73%	Recurring EBITDA Margin	50%	40%	971%
47,002	47,900	-2%	Gross Debt without RGR of third parties	47,002	47,900	-2%
20,335	21,041	-3%	Recurring Net Debt	20,335	21,041	-3%
1,5	1,5	0%	Recurring Net Debt / Recurring LTM EBITDA	1,5	1,5	0%
6,387	7,848	-19%	Net income from continuing operations	1,269	4,025	-68%
6,387	11,133	-43%	Net profit	1,269	2,273	-44%
3,122	3,328	-6%	Investments	1,733	1,567	11%
12,527	13,089	-4.3%	Employees	12,527	13,089	-4.3%
(1)	It does not consider the energy allocated to quotas, from plants renewed by Law 12,783 / 2013 (2) Revenue from Procel Retroactive, GAG Retroactive and Revenue from Generation Construction, Retroactive inflexibility of Angra I and II; Retroactive RBSE due to Periodic Tariff Review, RBNI due to Periodic Tariff Review; (3) Excludes item (2) and Adjustments Deductions from Candiota Revenue; (4) Excludes item (3), costs of the Extraordinary Retirement Plan (PAE) and the Consensual Dismissal Plan (PDC), expenses with independent investigation, Extraordinary Consulting at the Holding,, retroactive payment to Enel by TUSD Eletronuclear, Retroactive Collection of FID, fuels not consumed due to the Candiota stop, Inepar, Camargo Correa, CIEN and Light judicial agreements; Recovery of expenses related to the Eletrosul tax lawsuit, Recovery of expenses related to the RGR of 2019 pays the largest Eletrosul, Losses in the deactivation of assets and rights, loss of fixed assets in progress Eletronorte; provisions for contingency, onerous contracts, Impairment, provision for losses on investments, provision for losses on investments classified as held for sale, provisions for adjustment to market value of preferred shares to be delivered related to compulsory, provision relating to resource inspection fee water resources (TFRH), ANEEL CCC provision; Rap Adjustment Portion; Provision Inflexibility of Usina Candiota III, PCLD of third party debt with RGR (transfer CCEE) and PCLD Estimated loss of prospective credit (CPC 48) due to privatized distributors, Expiry of Concession and Indemnity for Furnas Third Parties; , expenses with Fuel and Generator for Amapá crisis; (5) Excludes item (4) plus monetary restatement for the compulsory loan contingency; retroactive monetary restatement of compulsory loan liabilities not yet converted and activation of non-recurring tax credit.

1       ANALYSIS OF
CONSOLIDATED RESULT (R$ MILLION)

Table 02: Consolidated Income
2020	2019	INCOME STATEMENT	4Q20	4Q19
22,270	23,374	Generation Revenue	6,205	6,297
12,248	11,533	Transmission Revenue	4,177	2,750
711	769	Other Revenue	260	241
35,228	35,675	Gross Revenue	10,642	9,288
-6,148	-5,961	Deductions from Revenue	-1,628	-1,582
29,081	29,714	Net operating revenue	9,013	7,706
-7,959	-7,450	Energy resale, network, fuel and construction	-2,431	-2,221
-9,176	-9,850	Personnel, Material, Services and Others	-3,333	-3,453
-1,863	-1,807	Depreciation and amortization	-463	-496
-7,374	-2,006	Operating Provisions	-4,247	1,115
2,709	8,601		-1,461	2,651
4,228	0	Efeito da Revisão Tarifária Periódica	0	0
1,671	1,041	Shareholdings	708	305
16	25	Other Income and Expenses	-9	-213
8,624	9,667		-762	2,743
-1,672	-2,449	Financial Result	425	-30
6,953	7,218	Result before Income Tax	-337	2,713
-565	631	Income tax and Social Contribution	1,606	1,312
6,387	7,848	Net Income	1,269	4,025
0	3,285	Net Profit (Loss) of Taxes from Discontinued Operation	0	-1,752
6,387	11,133	NET INCOME FOR THE PERIOD	1,269	2,273

Tabela 03: Recurring Consolidated Income
2020	2019	RECURRING INCOME STATEMENT *	4Q20	4Q19
22,705	23,325	Recurring Generation Revenue	6,353	6,273
12,248	11,533	Recurring Transmission Revenue	4,177	2,750
711	769	Other Recurring Revenue	260	321
35,663	35,626	Gross Recurring Revenue	10,789	9,344
-6,155	-5,961	Recurring Deductions from Revenue	-1,632	-1,582
29,508	29,665	Recurring Net Operating Revenue	9,157	7,762
-7,828	-7,401	Recurring Energy resale, network, fuel and construction	-2,422	-2,197
-8,224	-8,537	Recurring Personnel, Material, Services and Others	-2,596	-2,596
-1,863	-1,807	Recurring Depreciation and Amortization	-463	-496
-1,149	-501	Recurring Operating Provisions	-272	-150
10,444	11,419		3,404	2,324
1,671	1,041	Recurring shareholdings	708	305
12,115	12,460		4,112	2,629
-1,192	-2,352	Recurring Financial Result	408	-46
10,923	10,109	Recurring Result before Income Tax	4,519	2,583
-1,432	631	Recurring Income tax and Social Contribution	-121	1,312
9,491	10,739	Recurring Net Income for the period	4,398	3,895

* Non-recurring adjustments mentioned in the Highlights.

1.1 MAIN INCOME STATEMENTS VARIATIONS

Highlights in the Analysis of the 4Q19 X 4Q20 Variation

OPERATING REVENUE

Table 04: Generation Revenue
Operating Revenue - Generation	4Q20	4Q19%		2020	2019	%
Generation Revenue
Energy supply to distribution companies	3,868	4,209	-8%	14,426	15,871	-9%
Supply for end consumers	691	570	21%	2,661	2,282	17%
CCEE	453	367	23%	1,176	1,353	-13%
Operation and Maintenance Revenue	1,071	940	14%	3,982	3,549	12%
Construction Revenue	15	24	-38%	38	49	-23%
Itaipu Transfer	107	187	-43%	-14	269	-105%
Generation Revenue	6,205	6,297	-1%	22,270	23,374	-5%
Non-recurring events
(-) Interruption of Angra I and II and Inflexibility of Candiota	163	0	-	473	0	-
(-) Generation Construction	-15	-24	-38%	-38	-49	-23%
Recurring Generation Revenue	6,353	6,273	1%	22,705	23,325	-3%

VARIATION ANALYSIS OF 4Q19 X 4Q20

Energy supply to distribution companies

•	The subsidiary Eletronorte (-R$ 320 million): (i) decrease of 89% (R$ 206 million) in sales revenue at ACR from R$ 232 million to R$ 26 million due to the termination of products from the 13th and 17th Auctions that were sold at higher prices (from R$ 248 / MWh to R$ 175 / MWh, 29% reduction) and 84% reduction in the amount of energy sold, from 424 MWmed to 66 MWmed; (ii) a 13% decrease (R$ 103 million) in sales revenue at ACL, from R$ 815 million to R$ 712 million, even with a 43% increase in the amount of energy sold (1,886 MWmed in 4Q19 X 2,700 MWmed in 4Q20), due to the 39% lower sales prices, R$ 196/MWh in 4Q19 XR$ 119/MWh in 4Q20; and (iii) the pandemic culminated in 17 contractual renegotiations with the postponement of 500 MWmed of the supply of electricity for the next year, in the order of R$ 65 million.
•	At subsidiary Furnas (-R$ 299 million): (i) At ACR, the end of the Existing Energy Product 2014-2019 caused a net drop in revenue of approximately R$ 250 million, considering an average contracted quantity in the quarter (in 4Q19 or 4Q20? How much was the decrease in MWmed?) of 321MWméd; (ii) Lower dispatch from the Santa Cruz plant in 2020, reducing revenue by R$ 79 million, which were partially offset by: (i) Seasonalization and price adjustment (on average 4%) of the ACR contracts, representing an increase revenue of approximately R$ 7 million, and (ii) higher sales under ACL Supply for the quarter, representing an increase of R$ 19 million;

•	At subsidiary CGT Eletrosul (-R$ 150 million): (i) increase in the provision for reimbursement for insufficient generation at UTE Candiota, a reduction of R$ 112 million in ACR revenue mainly due to the machine shutdown between 28 / jun and 22 / nov with the plant's CVU being around R$ 87 / MWh, while PLD was above R$ 300 / MWh in 4Q20; (ii) reduction in ACL revenue due to the 28 MW average drop in energy sold and the -12% variation in the average sale price, accounting for the decrease of R$ 38.5 million.
•	In the subsidiary Eletronuclear (-R$ 29 million): (i) increase of R$ 79.3 million (9.3%) in the Fixed Revenue of the Angra 1 and 2 Plants, in accordance with ANEEL Homologatory Resolution No. 2,661 / 2019, which passed from R$ 852.3 million to R$ 931.6 million; which was fully offset by: (iii) provision for negative energy deviation in the amount -R$ 50.6 million referring to non-generation of energy compared to the total physical guarantee, caused by: a) extension of the Angra 1 stop (1P25 ) for 26 days longer than expected, due to a short circuit in the connection in the electric generator; b) by the extension of the stop at Angra 2 (2P16) for 35 days longer than expected, due to an oxidation verified in 52 fuel elements; (c) finally, after the return of the Angra 2 Plant in operation, it was defined that its power will be reduced from 100% to 90% during the entire cycle of the new fuel elements. In terms of the physical quantity of energy produced at the Angra 1 and 2 plants, there was a reduction of -6.4% in annual performance, with 4,379.2 thousand MWh generated in 2019 and 4,100.8 thousand MWh between quarters; (iv) accounting for energy surplus in the amount of R$ 57.7 million in 4Q19, which did not occur in 4Q20.

Partially offset by:

•	In the subsidiary Amazonas GT (+ R$ 146 million): (i) R$ 18 million reversal occurred in 4Q19, which, if excluded from the analysis, would have a variation of approximately R$ 127 million, which occur due to the following facts: (ii) Indenpendent Produrcers (PIEs) GERA, MANAUARA, JARAQUI, TAMBAQUI and RAESA had an increase of R$ 49.7 million due to the increase in energy supplied by 29,532.28 MWh in relation to 2019, as well as an increase of 3.2% as of Nov / 2019 due to contractual readjustment. As of Nov / 2020, there was a 21% readjustment in the energy price of the PIE due to the contractual readjustment that has the IGPM readjustment index. Contracts with mentioned PIES are pass through so the increase in costs, with the purchase of energy and fuel, are fully passed on to Amazonas D. (iii) an increase of R$ 27 million due to the entry of UTE Coari in January 2020. (iv) UTE Aparecida (CCEAR 34,163 / 14) R$ 8.1 million increase is due to the higher amounts of CVU applied in 4Q19 (70.00 R$ / MWh) and 4Q20 (77.1 R$ / MWh), in addition to the levels of dispatch of generation by ONS in the periods evaluated 276 MWh in 4Q19 and 219 MWh in 4Q20 and update of the sale price by IPCA in 2020; (v) UTE Mauá 3 (37 CCEARs) - Increase of R$ 24.1 million, increase in sales revenue in relation to 4Q19 is due to the higher amounts of CVU applied (70.00 R$ / MWh) and in 4Q20 ( 77.1 R$ / MWh) and update of the sale price by the IPCA in 2020; (vi) HPP Balbina (CCVEE OC 87.495) R$ 15.2 million increase and update of the sale price by the IPCA in 2020, the deviation is the result of the amount of energy contracted in 4Q20 being greater than the energy contracted in the same period in 2019, (319,671.20 MWh in 4Q20 and 298,577.50 MWh in 4Q19) given the seasonality load curve recorded by the buyer at CCEE; (vii) Increase of R$ 3.3 million in interior UTEs due to the increase in energy supplied of 1,477 MWh in relation to 2019, as well as an increase of 2.5% from Nov / 2019 due to the contractual readjustment and in fuel, the increase was 663.718 m3 in relation to 2019. In addition, from nov/2020 there was a 3.9% readjustment in the energy price of the interior UTEs due to the contractual readjustment that has the IPCA readjustment index .

•	At the holding company (+ R$ 125 million): Revenue from the sale of imported energy imported from Uruguay's energy import and an increase in average PLD, with a corresponding entry to the expense of energy purchased for resale.
•	At subsidiary Chesf (+ R$ 59 million): (i) execution of sales contracts for the year 2020 of about 80 average MW; (ii) an increase in the average sale price of R$ 206 / MWh in 2020 and of approximately R$ 188 / MWh in the same period of 2019; and (iii) entry into operation of the wind farms in the Pindaí complex at the end of 2019 and beginning of 2020 with a positive impact of R$ 20 million in revenue.

SUPPLY for end consumers

•	At subsidiary Furnas (+ R$ 109 million), mainly due to the following reasons: (i) an increase in revenue of approximately R$ 6 million due to the price adjustment of the current contracts for the Itumbiara Plant auctions, ruled by Law 13,182 / 2015, specific to final consumers, and (ii) New contracts that started supplying in 2020, positively impacted revenue by R$ 103 million.
•	At subsidiary Eletronorte (+ R$ 13 million): (i) a 3% decrease in the amount of energy, from 902 MWmed in 4Q19 to 877 MWmed in 4Q20, due to the seasonalization of contracts; which was partially offset by (ii) a 9% increase in the sale price, from R$ 114 / MWh to R$ 124 / MWh; (iii) a 5% increase in the average price of aluminum (US$ 1,756 in 4Q19 vs. US$ 1,850 in 4Q20) and (iv) a 31% increase in the average dollar conversion rate (R$ 4.12 / US$ in 4Q19 XR $ 5.40 / US$ in 4Q20), factors that make the premium calculated in billing for ALBRAS higher, leading to an 11% increase in billing for Albras, from R$ 174 million to R$ 193 million.
•	Partially offset by the reduction in the subsidiary Chesf (-R$ 4 million), mainly due to the reduction of about 3MWavg in the consumption of industrial customers reached by Law 13,182 / 2015 in 4Q20 due to technical problems occurred in the plant of a industrial consumer in the state of Bahia, from March / 2020 to December / 2020.

CCEE

•	At subsidiary Chesf (+ R$ 119 million): (i) increase in the amount contracted in 2020 by about 80 average MW and (ii) variation in average PLD from R$ 353 / MWh (4Q20) to R$ 272 / MWh (4Q19).
•	At subsidiary Furnas (+ R$ 108 million), mainly due to the following reason: (i) Increase in PLD from R$ 272.82 in 4Q19 to R$ 352.94 in 4Q20; (ii) variation in GSF for the period, which had a slight decrease of approximately 3% (average of 72% in 2019 and 69% in 2020 - still there was energy allocated to Furnas 4T20, with a positive position in MCP in the period.
•	Partially offset by subsidiary Eletronorte (+ R$ 84 million): (i) reduction of 199 MWmed to be settled in Short term market (MCP), from a surplus of 103 MWmed in 4Q19 to a deficit of 196 MWmed in 4Q20, motivated by: (a) an increase in 13% of the energy sold through bilateral contracts (3,212 MWmed in 4Q19 to 3,643 MWmed in 4Q20); (b) reduction of the physical guarantee by 2% due to the GSF (71.33% on average in 4Q19 to 69.66% in 4Q20); (ii) 58% increase in average PLD (R$ 293 / MWh in 4Q19 to R$ 462 / MWh in 4Q20), causing the variation to be greater;
•	At subsidiary CGT Eletrosul (-R$ 15 million): (i) a 34% decrease in hydraulic generation between 4Q19 (129 average MW) and 4Q20 (84 average MW), due to rainfall problems that generated several effects in the CCEE accounting whose net income was lower by R$ 11.2 million; (ii) a reduction of R$ 2.9 million in financial income associated with amounts not settled within the scope of the short-term market, which as of 2020, are recorded under the other financial revenues and (iii) a reduction of R$ 1.7 million associated with other effects caused by the accounting of the market.

OPERATION AND MAINTENANCE REVENUE - PLANTS RENEWED BY LAW 12,783/2013 (QUOTA REGIME)

•	At subsidiary Chesf (+ R$ 93 million): (i) annual adjustment of RAG of around 10%, in accordance with Aneel Homologatory Resolution No. 2,746/2020 (cycle 2020-2021) and (ii) increase in the indemnity revenue for the payment of the CFURH in about R$ 29 million.
•	At subsidiary Furnas (+ R$ 39 million), mainly due to (i) RAG's 10% annual readjustment, in accordance with Aneel Homologatory Resolution No. 2746/2020, representing an increase in revenue of R$ 30 million in 4Q20; (ii) the variation in CFURH and PIS/COFINS, which represented an increase in revenue of around R$ 9 million.

CONSTRUCTION REVENUE

•	Lower level of investment made in 4Q20, but with no effect on results as it has an equivalent value in construction expenses.

Itaipu TRANSFER

•	In the Holding (-R$ 80 million): (i) Variation of the tariff on which the monetary restatement calculated based on the American price indices Commercial Price and Industrial goods, levied on Itaipu's financial assets and offset from the variation exchange rate levied on said asset, recognized by the interministerial decree 04/2018 of the MME and the Ministry of Finance that determines the revenue of Itaipu.

VARIATION ANALYSIS OF 2019 X 2020

•	Revenue from the Power Generation segment decreased by 5% in 2020 compared to 2019. This decrease was mainly influenced by the reduction in supply revenue due to the termination of Existing Energy contracts in the Regulated Contracting Environment (ACR) in Furnas and Eletronorte (319MWméd and 362MWméd, respectively) as well as the reduction in revenue resulting from the inflexibility of Candiota III and a negative share of energy due to the extension of the stops at the Angra 1 and 2 plants in the amounts of, respectively, R $ 205 million and R $ 267 million. This reduction in revenue in the ACR was partially offset by the directing of part of this energy to the ACL and by the increase in the operating and maintenance revenue account, due to the annual readjustment of RAG, in accordance with Aneel Homologatory Resolutions nº 2587/2019 (cycle 2019-2020) and nº 2746/2020 (cycle 2020-2021) and increase in the indemnity revenue for the payment of the CFURH.
Table 05: Transmission Revenue

Operating Revenue - Transmission	4Q20	4Q19%		2020	2019	%
Transmission Revenue	4,177	2,750	52%	12,248	11,533	6%
Operation and maintenance revenue - Renewed Lines	1,279	1,016	26%	4,361	4.075	7%
Operation and maintenance revenue	198	134	47%	1,082	852	27%
Construction Revenue	311	297	5%	778	748	4%
Contractual Revenue - Transmission	2,389	1,303	83%	6,026	5,857	3%
Recurring Transmission Operating Revenue	4,177	2,750	52%	12,248	11,533	6%

VARIATION ANALYSIS OF 4Q19 X 4Q20

O&M REVENUE - PLANTS RENEWED BY LAW 12,783/2013

•	At subsidiary Furnas (+ R$ 122 million): (i) Increase due to the change in tariff cycles, since in addition to the annual adjustment, there was a tariff review as of July 1, 2020, based on the current regulation - Technical Note nº 119/2020-SGT / ANEEL - which details the readjustments of the RAPs of the Broadcasters and the effects of the review. The Tariff Review represents an increase of about 18% (772 million / year), which should be added to the Adjustment Portion, which was positive.
•	In the subsidiary Eletronorte (+ R$ 73 million): (i) increase in the RAP ratified for the 2020/2021 cycle (REH nº 2,725 / 2020), which contributed to the increase in revenue billed by R$ 192 million; (ii) reduction of R$ 119 million due to the increase in the amortization of the contractual asset (also due to the new homologated revenue, which caused the increase in the balance of the contractual asset)
•	In the subsidiary Chesf (+ R$ 86 million): (i) effect of the tariff revision of CC 061 retroactive to 2018, higher adjustment portion, as a result, as well as the RAP of the Frontier Network, higher anticipation apportionment and smaller variable portion. (under review by Chesf and PWC)

O&M REVENUE - EXPLORATION REGIME

•	At subsidiary Eletronorte (+ R$ 26 million), mainly due to: (i) an increase in billed revenue of R$ 27.9 million (REH nº 2,725 / 2020); (ii) a reduction of approximately R$ 2.2 million related to the increase in the amortization of contractual assets.

CONSTRUCTION REVENUE

•	Variation in Revenue reflects the increase in the volume of transmission projects being built by the company in 2020, linked to Aneel's authoritative resolutions and improvements made to the existing system, with emphasis on CGT Eletrosul (+ R$ 42 million), Chesf (+ R$ 27 million) and Eletronorte (+ R$ 15 million), which was offset by the lower investment in the 062/01 contract in Furnas (-R$ 63 million).

CONTRACTUAL REVENUE – TRANSMISSION

•	Variation in Revenue reflects the impacts of the Periodic Tariff Review that took place in June 2020, which increased the tariff base and, additionally, the monetary restatement substantially influenced by the increase in the IPCA. Highlight for an increase in Furnas of R$ 501 million, Chesf of R $ 271 million, CGT Eletrosul of R$ 214 million and Eletronorte R$ 193 million.

VARIATION ANALYSIS OF 2019 X 2020

•	In 2020, transmission revenues increased by 6%, from R$ 11,533 million in 2019 to R$ 12,248 million in 2020. This growth was mainly influenced by the approval of the tariff review for transmission concessions extended under the terms of Law 12,783 / 2013, granted by Aneel on June 30, 2020, which approved the new Permitted Annual Revenue (“RAP”) of these concessions for the 2020-2021 tariff cycle and brought the following summarized changes: (a) retrospective alteration of the wacc related to years 2018 and 2019; (b) recognition of new investments made in the 2013-2018 cycle; (c) revision of the O&M portion of the assets associated with the contracts; (d) Change in the asset base incorporating the write-offs occurred in the 2013-2018 cycle and the readjustment of the new replacement value of the assets associated with RBSE; (e) Incorporation of the payment of the controversial installment “Ke” that was, under judicial discussion, since 2017; (f) Redistribution for 3 years of the differences between the amount effectively received between 2018 and 2019 and the portions now revised via the adjustment portion updated by IPCA.

Table 06: Other Operating Revenue
Other Operating Revenue	4Q20	4Q19%		2020	2019	%
Other Revenue	260	241	8%	711	769	-8%
Non-recurring events
Procel retroactive chargeback	0	80	100%	0	0	0%
Other recurring revenue	260	321	-19%	711	769	-8%

OTHER REVENUE

VARIATION ANALYSIS OF 4Q19 X 4Q20

•	At subsidiary Furnas (-R$ 103 million), due to (i) the recording of actuarial gains in 4Q19, in the amount of R$ 172 million, and R$ 67 million in 4Q20.
•	Partially offset by the Holding (+ R$ 55 million): (i) In 4Q20 R$ Procel revenues in the amount of R$ 10 million, compared to the reversal effect in 4Q19 of R$ 80 million in Procel revenue due to the new way accounting in which revenue is only recorded after audit approval; (ii) R$ 19 million in gains on the sale of assets and rights.
•	At subsidiary Chesf (+ R$ 50 million): (i) recognition of revenue related to the registration of the lease agreement for the assets of the former UTE Camaçari of R$ 50 million.

VARIATION ANALYSIS OF 2019 X 2020

•	The Other Revenue account decreased by 8%, from R$ 769 million to R$ 711 million, mainly influenced by the decrease in revenue at subsidiary Furnas due to the Record of Actuarial Gains in 2019, in the amount of R$ 172 million, while in 2020 it was R$ 67 million. This impact was partially offset, among other events, by the registration in the subsidiary Chesf of the Camaçari leasing contract, with an impact of approximately R$ 50 million.

OPERATING COSTS AND EXPENSES

Table 07: Operating Costs

Operating Costs and Expenses	4Q20	4Q19%		2020	2019	%
Energy purchased for resale	-830	-669	24%	-2,400	-2,162	11%
Charges for the use of electricity grid	-643	-536	20%	-2,500	-2,265	10%
Fuel for energy production	-568	-640	-11%	-2,092	-2,107	-1%
Construction	-390	-375	4%	-966	-915	6%
Personnel, material, services and others	-3,333	-3,453	-3%	-9,176	-9,850	-7%
Depreciation and amortization	-463	-496	-6%	-1,863	-1,807	3%
Operating provisions	-4,247	1,115	-481%	-7,374	-2,006	268%
Total operating costs and expenses	-10,475	-5,055	107,2%	-26,372	-21,113	25%
Non-recurring events
(-) Non-recurring PMSO events	737	857	-14%	952	1.314	-28%
(-) Non-recurring provisions	3,975	-1,265	-414%	6,225	1,505	314%
(-) Generation Construction	15	24	-38%	38	49	-23%
(-) Nuclear CUSD / Candiota Fuel Economy / retroactive collection	-6	0	-	93	0	-
Total Recurring Operating Costs and Expenses	-5,753	-5,438	5,8%	-19,064	-18,246	4%

VARIATION ANALYSIS OF 4Q19 X 4Q20

EnergY PURCHASED FOR RESALE

•	In the Holding (+ R$ 108 million): significant increase in the average monthly PLD, with emphasis on November / 2020 at 502.73 R$/MWh; thus, there was an increase in the energy demanded by the Interligated System (SIN). Additionally, due to the reduction in water volumes in the main hydrographic basins that make up the system, the CMSE, at its 236th Meeting, authorized the ONS to expand the dispatch of energy imported from Uruguay, thus increasing the amount of energy purchased from the country. neighbor in the last quarter of 2020. The import of energy has as a counterpart an increase in the revenue of energy sold.
•	At subsidiary Eletronorte (+ R$ 30 million): (i) the set of factors that interfere with MCP accounting, among which we highlight the 2% worsening of GSF that went from 71.33% to 69.66%, the increase in the Average PLD by 58%, R$ 293 / MWh in 4Q19 XR$ 462 / MWh in 4Q20, and the 13% increase in energy sold through bilateral contracts, and (ii) the purchase of energy from Sinop Energia in 4Q20 by R$ 1.18 million whose value was close to 4Q19 R$ 1.15 million.
•	In the subsidiary Amazonas GT (+ R$ 35 million): (i) increase of R$ 24 million due to the PIEs GERA, MANAUARA, JARAQUI, TAMBAQUI and RAESA contracts, which had an increase of R$ 49.7 million due to the increase in energy supplied of 29,532.28 MWh in relation to 2019, as well as an increase of 3.2% as of nov / 2019 due to the contractual readjustment. As of Nov / 2020, there was a 21% readjustment in the energy price of the PIE due to the contractual readjustment that has the IGPM readjustment index. This increase was reflected in the R$ 11 million increase in revenue at MCP, due to the increase in exposure of around 43 average MW in 4Q20 at UTE Aparecida.
•	Partly offset by the reduction in the subsidiary CGT Eletrosul: (i) the CCEE accounting showed a result of R$ 13.3 million lower in 4Q20 than in 4Q19 and, (ii) a 2% drop in the average purchase price of the contracts of the portfolio, which caused a reduction of R$ 3 million.
•	At subsidiary Furnas (-R$ 38 million): (i) In the result of the Short Term Market (MCP) for 4Q20, there was a negative position only in November of R$ 25 million while in 4Q19 there was a total exposure negative and due to the registration of a debt of R$ 74 million, causing a positive variation between quarters of R$ 49 million; (ii) an expense of R$ 14 million for energy purchased by Brasilventos in 4Q19, which did not occur in 4Q20, partially offset by energy purchased for resale, which had (ii) price readjustment in the current purchase contracts, representing an increase of approximately R$ 6 million and (iii) an increase in the amount of current products, already provided for in the contract, increasing the amount by R$ 22 million.

CHARGES for the use ELECTRICITY grid

•	In subsidiary Chesf (+ R$ 80 million): (i) readjustment of approximately 14% of TUST, determined by ANEEL Approval Resolution No. 2,748 / 2020 (cycle 2020-2021); and (ii) registration of tax credit in 4Q19 in the amount of R$ 67 million, which occurred in a lower amount (R$ 19 million) in 4Q20;
•	At subsidiary Furnas (+ R$ 25 million) due to the TUST adjustment applied to the following plants: HPP Furnas with 22.13% increase, Estreito HPP with 22.2% increase, Marimbondo HPP with 23.4% and HPP Corumbá with 20.6% increase.

FUEL ELECTRICITY production

•	At the subsidiary Amazonas GT (+ R$ 86 million): (i) In 4Q19, the balance of expense recovery subsidized by CCC, which reduces the fuel bill, was reduced due to a reversal in 4Q19 in the total amount of R$ 83.2 million referring to the CCC recovery provisions for the months of April, May, June and Jul / 2019;
•	At subsidiary Eletronuclear (+ R$ 36 million): (i) increase in consumption of fissile uranium equivalent (Kg Ueqv) by 3%, being 335.714 Kg Ueqv in 4Q19 and 347.301 Kg Ueqv in 4Q20 in the amount of R$ 9.0 million ; (ii) increase in the average cost of nuclear fuel refills that were consumed in the compared periods in the amount of R$ 9.5 million, representing an approximate increase of 14.1% in their equivalent average unit prices due to the readjustment portion of price on contracts for the acquisition of fuel elements, in the steps that involve adjustment for exchange rate changes (dollar and euro); (iii) non-recurring adjustment in the amount of R$ 17.2 million (4Q20) related to fuel consumption in previous quarters, previously determined by estimates.
•	Partially offset by subsidiary CGT Eletrosul (-R$ 39 million): (i) stopage of UTE Candiota III due to technical problems between 06/28 and 11/22, causing a reduction of R$ 38.7 million in fuel, while, in 2019, the plant operated normally in the same period.
•	In the subsidiary Furnas (-R$ 24 million), mainly due to: (i) variation in the dispatch of the Santa Cruz plant, which represented, in a smaller generation, approximately 446,803 MWh in 4Q20.

Construction

•	Chesf (+ R$ 40 million), due to the increase in investments in the transmission system between the compared dates.
•	CGT Eletrosul (+ R$ 41 million): (i) increase in the volume of transmission projects being built by the company in 2020, linked to Aneel's authoritative resolutions and improvements made to the existing system.
•	At subsidiary Eletronorte (-R$ 16 million): the resumption of investments in reinforcements and improvements in 4Q20 after the low realization during 1H20 due to the impacts of COVID-19 and the greater realization in the quarter when comparing both periods.
•	Partially offset by subsidiary Furnas (-R$ 67 million): (i) Construction Expenses in Generation in 4Q19 totaled R$ 9.6 million and in 4Q20 the amount was R$ 10.8 million. In transmission, the values for contract 062/01 in 4Q19 was R $ 17 million and in 4Q20 it was R$ 19 million. In other contracts, the values of Dec / 19 and Dec / 20 totaled -R$ 9.35 million and R$ 8.75 million, respectively.

VARIATION ANALYSIS 2019 X 2020

•	Highlight for the absolute growth in the charges for the use of the electricity grid, due to the change in the Tariffs for Use of the Transmission System in effect from January to June 2019, which refer to ANEEL Approval Resolution No. 2,409 of 06/26/2018, and the tariffs in effect from January to June 2020, which refer to ANEEL Approval Resolution No. 2,562 of 06/25/2019. In addition, there was an increase in Energy Purchased for Resale, mainly influenced by the new short-term contracts signed in order to reduce the negative exposure at CCEE, by the increase in the amount of current products, already provided for in the contract, and by the price readjustment of current purchase contracts. The PMSO and Provisions accounts will be detailed below.
Table 08: Personnel, Material, Services and Others

Personnel, Material, Services and Others (PMSO)	4Q20	4Q19%		2020	2019	%
Personnel	-1,539	-2,172	-29%	-4,743	-5,828	-19%
Material	-58	-91	-36%	-274	-280	-2%
Services	-545	-597	-9%	-1,963	-2,171	-10%
Others	-1,191	-593	101%	-2,197	-1,572	40%
Total PMSO	-3,333	-3,453	-3,5%	-9,176	-9,850	-6,8%
Non-recurring events
(-) PDC (Dismissal Plna)	13	524	-98%	-10	681	-101%
(-) Research / SAP / ERP implementation consultancies	0	0	-	0	107	-100%
(-) Amapa fuel / Candiota material	-27	0	-	-24	0	-
(-) Outsourced Furnas	8	0	-	108	0	-
(-) Inepar + Camargo Correa + CIEN + Light Agreement + Amapa Generator + covid donations + loss of fixed assets in progress Eletronorte + others	744	333	123%	878	526	67%
Recurring PMSO	-2,596	-2,596	0,0%	-8,224	-8,537	-3,7%

VARIATION ANALYSIS OF 4Q19 X 4Q20

Personnel

•	The reduction is mainly due to lower costs with the Consensual Dismissal Plan, which reflects partial effects due to the termination contracts dates and temporary obligations with the health plan. PDC expenses (indemnity and health plan) were R$ 524 million in 4Q19 and R$ 51 million in 4Q20. Disregarding the PDC, personnel costs and expenses decreased by 7% between 4Q19 and 4Q20, reflecting the cost containment policy established by the Company, with PDC and OBZ (risk premium and overtime).

The cost reduction target for 4Q20 with PDC was R$ 181 million, with a reduction of R$ 122 million in 4Q20. The OBZ reduction target for 2020, under budget basis, was R$ 263 million, with a reduction of R$ 281 million in 2020, of which R $ 77 million was achieved in 4Q20 for budgetary purposes. These reductions were partially offset by:

•	Entry into the subsidiary Furnas of 111 employees due to a judicial agreement with outsourced workers; (ii) increase in the value of the PLR exceeding the estimated value in the planning of the PDNG, due to the result of 2020; (iii) postponement of the termination of 454 employees from May 2020 to February 2021, which will generate an estimated savings of approximately R$ 182 million.

material

•	At subsidiary CGT Eletrosul (-R$ 35 million) (i) significant reduction of approximately R$ 23.7 million in the consumption of materials for the production of energy at UTE Candiota III, due to the period in which the plant was undergoing maintenance (28 / 06 to 11/22/20) With the Candiota plant paralyzed, the company's material cost is reduced by approximately 90%; (ii) a R$ 2 million reduction in 2020 as a result of CAL's new supply contract for use of the plant, which had an 18% price / ton reduction, an initiative foreseen in the OBZ; (iii) regularization of the amount of R$ 2.1 million in fuel retroactive to January / 19 occurred in 4Q19 and did not occur in 4Q20 were mistakenly recorded in Services; (iv) recognition in 4Q19 of R$ 1.7 million of material expenses arising from inventory work and (v) non-recurring registration in 4Q20 of PIS / Cofins credits from previous quarters mainly related to import of CAL in the total amount of R$ 5.3 million , contributing to the accounting of minors in 4Q20.

Services

•	At subsidiary Furnas (-R$ 57 million): (i) reduction in: (a) Accommodation (R$ 5 million); (b) Airfare in the country at R$ 1.8 million; and (c) Hired labor R$ 69.6 million due to the departure of 1,043 outsourced workers in Dec / 2019. On the other hand, there was an increase in the following items: (i) Maintenance of IT services by R$ 5.6 million; (ii) Maintenance and Conservation of Electrical Installations at R$ 4.7 million, (iii) Maintenance and Conservation of Other Installations and Improvements at R$ 2.8 million, (iv) Cleaning of the Lane and Conservation of Access Roads in R$ 2.7 million and (v) Contractors at R$ 2.1 million.

Others

•	At subsidiary Furnas (+R$ 439 million), mainly due to: (i) Increase in 4Q20 in the Indemnity, losses and damages line in the amount of R$ 496 million due to the judicial agreement with Light Serviços de Eletricidade S/A (Ordinances DNAEE / 1986 - “general price freeze”, instituted by the Cruzado Plan), according to the Material Fact disclosed by Eletrobras on 12/22/2020; (ii) increase in Non-Operational Losses in the amount of R$ 134 million, referring to the contractual fine of the lawsuit filed by CIEN Cia de Interconexão Energética; (iii) Reduction in Indemnities and Losses - Judicial Agreements, due to the payment of the indemnification of the outsourced made in 4Q19 in the amount of R$ 321 million; (iv) record of actuarial losses, which generated a greater impact of R$ 120 million in 4Q20; and (v) reduction in Insurance / GSF hydrological risk, as a counterpart to the increase recorded in the Bank guarantee item, in the amounts of R$ -7.5 million and R$ 26.5 million, respectively.
•	At subsidiary CGT Eletrosul (–R$ 30 million): (i) reversal of actuarial liabilities at CGTEE in 4Q19 in the amount of R$ 12.9 million; (ii) revenue of a donation of equipment related to Coal jigging (cleaning) in 4Q19 in the non-recurring amount of R$ 12.1 million, which was allocated to other expenses for tax purposes, and (iii) greater expense recovery in 4Q19 in R$ 6.9 million.

•	At subsidiary Eletronorte (+ R$ 89 million): (i) increase of R$ 83.2 million with losses on the deactivation of assets and rights; (ii) an increase of R$ 7.1 million with rental of generator; iii) an increase of R$ 4.5 million with indigenous communities; iv) increase of expenses in the amount of R$ 3.6 million related to the recovery of expenses; (v) increase of contributions to CEPEL / ONS / CCEE of R$ 8.4 million; on the other hand, there was a reduction in expenses with: vii) a reduction of R$ 6.7 million with Aneel tax assessment notices; viii) reduction of R$ 4.4 million with assigned , released and amnestied employees; ix) a reduction of R$ 2.8 million in daily service travel; x) reduction of expenses in the amount of R$ 1.7 million related to compulsory fees; xi) a reduction of R$ 3.1 million in other expenses.
•	R$ 7 million in donations for Covid 19 campaigns.

VARIATION ANALYSIS OF 2019 X 2020

•	The personnel account decreased by 19%, from R$ 5,828 million in 2019 to R$ 4,743 million in 2020, which is mainly due to the lower costs with the Consensual Dismissal Plan, which reflects partial effects due to the termination dates and obligations with health insurance. 1,726 were terminated in 2019 and 562 in 2020. Expenses with PDC (indemnity and health plan) were R$ 681 million in 2019 and a reversal of R$ 10 million in 2020. Disregarding the PDC, personnel costs and expenses decreased by 8 % between 2019 and 2020, reflecting the cost containment policy established by the Company, with PDC and OBZ (dangerousness and overtime).
•	The Material, Services and Others accounts showed an increase of 2%, concentrated in the account of others, which had an increase of 26%, mainly impacted by the increase in the item Indemnification, losses and damages (R$ 496 million) due to the agreement judicial (Ordinances DNAEE / 1986 - “general price freeze”, instituted by the Cruzado Plan); for the increase in Non-Operational Losses in the amount of R$ 134 million, related to the contractual fine of the lawsuit filed by CIEN Cia for energy interconnection.

Depreciation and amortization

Depreciation and Amortization	4Q20	4Q19%		2020	2019	%
Depreciation and Amortization	-463	-496	-6%	-1,863	-1,807	3%
Table 09: Operating Provisions

Operating Provisions	4Q20	4Q19%		2020	2019	%
Operating Provisions/Reversals	-4,247	1,115	-481%	-7,374	-2,006	268%

Non-recurring Provisions/Reversals
Contingencies	-3.128	-718	335%	-4,188	-1,757	138%
Provision / Reversal of Third Party ADA RGR Estimated prospective credit loss (CPC 48)	134	-707	-119%	-67	-435	-85%
Onerous Contracts	83	-164	-151%	-89	179	-150%
Provision / (reversal) for losses on investments	-568	286	-298%	-680	334	-303%
RAP Adjustment portion	0	0	-	-224	0	-
Impairment of long-term asstes	-505	122	-515%	-442	122	-463%
Expiry of the concession	0	362	-100%	0	0	-
Outsourced Incentive Indemnification Provision	0	354	-100%	0	0	-
Provision ANEEL – CCC	-45	1,729	-103%	-64	53	-220%
Candiota III Plant - Inflexibility	122	0	-	-51	0	-
Candiota III Plant - Coal	-76	0	-	-76	0	-
Provision for Implementation of Shares - Compulsory Loan	8	0	-	-345	0	-
Non-recurring Provision/reversals	-3,975	1,265	-414%	-6,225	-1,505	314%

Recurring Provisions/Reversals
Guarantees	11	12	-3%	12	101	-88%
ADA (excluding ADA Prospective estimate of credit loss from privatized distributors (CPC 48))	-245	69	-453%	-878	-189	364%
GAG Improvement	-12	-33	-65%	-178	-210	-15%
Others	-26	-198	-87%	-106	-203	-48%
Recurring Provisions/Reversals	-272	-150	82%	-1,149	-501	129%

The positive values in the table above signify a reversal of the provision.

VARIATION ANALYSIS OF 4Q19 X 4Q20

The variation is mainly explained by:

•	Provision for contingencies of R$ 3,128 million, with emphasis on: R$ 2,252 million provision for compulsory loan lawsuits, in the holding company, especially lawsuit 0023102-98.1990.8.19.0001, which had the expert report, which determined the amount of R$ 1.35 billion, on the base date of the report, ratified by the lower court, including credits that were not included in the initial demand (credits from branches, merged companies and credits arising from the 3rd stock conversion meeting, held by Eletrobras only in 2005, that is, almost 10 years after the sentence was pronounced in the original demand; disregard of the prescription on the remuneratory interest; and improper application of interest rate of 12% per year, out of step with the jurisprudential understanding and fully judged appeal. In headoffice, Eletrobras obtained a favorable preliminary decision to suspend accomplishment with the decision that determined the payment of the ratified amount. As a monocratic decision which did not deal properly with the merits of the amounts due, the Company classified the entire amount involved in the lawsuit as probable, impacting the Company's financial statements by an increase of R$ 1,630 million. In addition to this lawsuit, 4Q20 was also impacted by another lawsuit (+ R$ 340 million), which also discusses monetary adjustment of compulsory, which had a report presented by the judicial accountancy approved by the court, which diverges from the current repetitive Appeal, as it did not observe the statutory term of remuneration interest and the meeting as the final term of incidence of remuneration interest. In addition, default interest of 6% per year + IPCA-E was considered, since the quote. In Furnas, constitution of R $ 234 million for Civil: 3 new lawsuits totaling R $ 20 million; risk update of 3 processes totaling R $ 172 million (CMELPAR Empreendimentos e Participações Ltda, CAEFE * Cx. Assistance Employees of Furnas and Eletronuclear and the Brazilian Institute for the Rights of Persons with Disabilities IBDD) and update of the value of 1 process in the amount of R $ 4 million; Constitution of R$ 127 million for Contingency - Regulatory: mainly impacted by the change in the risk classification of some ANEEL processes. At Chesf, an increase of 322 million provision, of which R$ 123 million refer to the GSF process, due to the increase in PLD.
•	Provisions for investment losses of R$ 568 million, with emphasis of R$ 363 million in the holding company, due to the negative effect of SPE Hermenegildo I, II, III, SVP and Chuí IX. Additionally, R$ 324 million in Furnas, of which R$ 126 million refer to SPE Mata de Santa Genebra and R $ 105 million refer to SPE IE Madeira.

•	Impairment of long-term assets, in the amount of R$ 505 million, with emphasis on Candiota III phase C, in the amount of R$ 611 million, R$ 52 million for Samuel, Pindaí Complex, in the amount of R$ 99 million. These impairments were partially offset, mainly, by reversals at UTE Camaçari, of R$ 208 million, and UTE Santa Cruz, of R$ 216 million. In 4Q20, no new impairments were recorded for the Angra 3 plant, as was the case in 4Q19.

VARIATION ANALYSIS OF 2019 X 2020

•	The Operating Provisions account increased by 268%, which is mainly explained by the launch of the Contingency Provision in the amount of R $ 4,188 million, of which R$ 2,665 million refer to the Compulsory Loan processes, R$ 731 million contingency at Chesf, with an increase of R $ 123 million related to the update of the Factor K process and R$ 109 million increase of the GSF provision and R$ 499 million contingency in Furnas, being constitutions of: R$ 260 million in labor, R$ 146 in regulatory and R$ 123 million in civil. In allowance for loan losses - consumers and resellers, a provision of R$ 805 million was made, with emphasis on the debt of Amazonas Energia with Amazonas GT in the amount of R$ 359 million. It also impacted the provision for impairment of Phase C of UTE Candiota III, in the amount of R$ 611 million. There were also Provisions / Reversal for investment losses in the amount of R$ 680 million, mainly influenced by the sale of lots 1 and 2 (Santa Vitoria do Palmar, Hermenegildo I, II and I and Chui IX). Provision for Implantation of Shares - Compulsory Loan, occurred in 3Q20, in the amount of R$ 345 million. In addition, the RAP Adjustment Parcel Provision in the amount of R$ 224 million at CGT Eletrosul due to the registration of the amounts overpaid at RAP in the 2018/2019 and 2019/2020 cycles as a result of the Tariff Review postponed for two cycles. The amount will be refunded in 36 installments starting in July / 2020. Provision of R$ 51 million to comply with the inflexibility of the Candiota III Plant.

SHAREHOLDINGS

Table 10: Shareholdings
Shareholdings	4Q20	4Q19%		2020	2019	%
Shareholdings	708	305	132%	1.671	1.041	60%

VARIATION ANALYSIS OF 4Q19 X 4Q20

sHAREHOLDINGS

•	The main highlights were: (i) positive variation in the equity income of associates in the amount of R$ 635 million, with emphasis on CTEEP due to the effect of RTP recorded in 4Q20; This impact was partially offset by: (ii) a negative variation in the result of equity interests of Norte Energia (Belo Monte) of R$ 165 million, due to the ACL contracts impacted by the lower PLD price due to the Covid pandemic, exposure resulting from uncontracting, start of the amortization of project finance financing and an increase in the depreciation record, due to the entry into operation of UGs in the second half of 2019.

VARIATION ANALYSIS OF 2019 X 2020

•	The main highlights were: (i) positive variation in CTEEP equity in the approximate amount of R$ 1.1 billion, due to the effect of the RTP recorded in 2020; This impact was partially offset by: (ii) a negative variation in the result of equity interests of Norte Energia (Belo Monte) of R$ 597 million, due to the ACL (Free Contracting Environment) contracts impacted by the lower PLD price due to the Covid pandemic, exposure resulting from uncontracting, start of the financing amortization of ‘project finance’ and an increase in the depreciation record, due to the beginning of operation of UGs (generation units) in the second half of 2019; and (iii) negative variation in the result of equity interests of SPE Madeira Energia in the amount of R$ 213 million, impact explained by the monetary variation of R$ 156 million (IGP-M + 23.14% in the year) on the amount of arbitration with the Construtor Consortium, and an additional R$ 30 million from GSF impact, further complemented by the debt variation.

FINANCIAL RESULTS

Table 11: Financial Income and Expenses
Financial Result	4Q20	4Q19%		2020	2019	%
Financial Income
Interest, commission and fee income	143	74	93%	864	876	-1%
Income from financial investments	10	144	-93%	973	763	27%
Additional moratorium on electricity	131	58	125%	342	252	36%
Active monetary updates	278	422	-34%	283	417	-32%
Exchange rate variations	476	-29	-1739%	-544	35	-1654%
Net derivative gains and losses	276	10	2534%	332	-57	-686%
Financial expenses
Debt charges	-604	-593	2%	-2,854	-3,248	-12%
Leasing charges	-90	-84	7%	-367	-341	8%
Charges on shareholder resources	-4	-47	-92%	-82	-271	-70%
Other net financial income and expenses	-190	14	-1432%	-618	-876	-29%
Financial Result	425	-30	-1520%	-1,672	-2,449	-32%
Non-recurring adjustments
(-) Revenue from loans owed by privatized distributors 1	-75	-124	-40%	-376	-449	-16%
(-) Bonus Award + FIDC Commission	0	0	-	298	0	-
(-) Updating of unconverted Compulsory credits	0	0	-	206	0	-
(-) Monetary update. emp. compulsory	57	108	-47%	352	545	-36%
Recurring Financial Result	408	-46	-991%	-1,192	-2,352	-49%

FINANCIAL RESULT:

ANALYSIS OF THE VARIATION 4Q19X4Q20

In 4Q20, the financial result improved, with a positive result of R$ 425 million in 4Q20 and a negative result of R$ 30 million in 4Q19. The main variations were in the accounts of:

•	Exchange Variation: the net result of the active and passive exchange variation accounts went from a negative result of R$ 29 million in 4Q19 to a positive result of R$ 476 million in 4Q20, due to exchange rate fluctuation in the period and the Company's foreign exchange exposure, according to table 12 of this report.

•	Gains and losses on Derivatives went from a net revenue of R$ 10 million in 4Q19 to a net revenue of R$ 276 million in 4Q20, with emphasis on the subsidiary Eletronorte, due to asset pricing as provided for in the energy sale agreement entered into with Albras, which is mainly linked to the LME (Aluminum) and dollar quotation.
•	Other financial income and expenses went from net income of R$ 14 million to an expense of R$ 190 million, with emphasis on (i) holding (-R$ 199 million) due to revenue of R$ 79 million with related parties in 4Q19 against revenue of R$ 16 million in 4Q20 (reduction of R$ 63 million) and revenue of R$ 80 million in 4Q19 from collection of CCDES guarantees (debt acknowledgment contract) without counterpart in 4Q20 (worsening of R$ 80 million).

ANALYSIS OF THE VARIATION 2019X2020

•	Eletrobras presented a negative Net Financial Result of R$ 2,249 million in 2019, against a negative result of R$ 1,672 million in 2020, therefore, an improvement of R$ 777 million. This variation is mainly due to the 27% increase in revenue from financial investments, mainly due to the increased cash availability during the year 2020 (+ R$ 210 million); and debt charges, which decreased by R$ 394 million, influenced by the reduction in the rates of the indexes (interest). Another positive factor was the gain with derivatives, which generated net revenue of R$ 332 million in 2020 and an net expense of R$ 57 million in 2009, due to asset pricing as provided for in the energy sale agreement entered into with Albras that it is mainly linked to the LME (Aluminum) and dollar quotation. This positive variation was partially impacted by the result of the net foreign exchange variation, which was negative by R$ 544 million in 2020 and positive by R$ 35 million in 2019.

1.2 EBITDA Consolidated

Table 12: EBITDA Consolidated

EBITDA	2020	2019	(%)	4Q20	4Q19	(%)
Net Profit (Loss) for the Year	6,387	11,133	-43%	1,269	2,273	-44%
Net Tax Losses from Discontinued Operation	0	3,285	-100%	0	-1,752	-100%
Result of the Exercise	6,387	7,848	-19%	1,269	4,025	-68%
+ Provision for Income Tax and Social Contribution	565	-631	-190%	-1,606	-1,312	22%
+ Financial Result	1,672	2,449	-32%	-425	30	-1520%
+ + Amortization and Depreciation	1,863	1,807	3%	463	496	-6%
= EBITDA	10,487	11,474	-9%	-299	3,239	-109%
ADJUSTMENTS NON-RECURRING EVENTS
Interruption of Angra I and II Retroactive and Candiota Inflexibility and Adjustments Deductions from Candiota Revenue	466	0	-	159	0	-
Effect of Periodic Tariff Review	-4,228	0	-	0	0	-
Other Income and Expenses	-16	-25	-35%	9	213	0
Retroactive: Procel / Disposal Gains SPEs	0	0	-	0	80	-100%
Fuel Economy Candiota / retroactive collection by FID	93	0	-	-6	0	-
PDC	-10	681	-101%	13	524	-98%
Amapa Fuel/Material Candiota	-24	0	-	-27	0	-
Outsourced Furnas/Additional services Candiota	108	0	-	8	0	-
Research / SAP / ERP implementation consultancies	0	107	-100%	0	0	-
Inepar + Camargo Correa + CIEN + Light Agreement + Gerador Amapá + covid donations + others	878	526	67%	744	333	1
Contingencies	4,188	1,757	138%	3.128	718	335%
Onerous Contracts	89	-179	-150%	-83	164	-151%
PCLD Credit loss estimate (CPC 48) / PCLD CIEN reversal	67	435	-85%	-134	707	-119%
(Provision) / Reversal for investment losses	680	-334	-303%	568	-286	-298%
Adjustment portion RAP	224	0	-	0	0	-
Impairment of long-term assets	442	-122	-463%	505	-122	-5
Provision for Implantation of Shares - Compulsory Loan	345	0	-	-8	0	-
Provision for expiry of the concession	0	0	-	0	-362	-100%
Provision Incentive Indemnification Outsourced	0	0	-	0	-354	-100%
ANEEL Provision - CCC	64	-53	-220%	45	-1,729	-1
Usina Candiota III - Inflexibility (b)	51	0	-	-122	0	-
Usina Candiota III - Coal (b)	76	0	-	76	0	-
= EBITDA RECURRING	13,978	14,268	-2,0%	4,575	3,124	46%

Note: As of 2019, the Company started to consider, in its recurring EBITDA, the RBSE revenue from concessions extended under Law 12,783 / 2013, in order to maintain a protocol similar to the debenture covenants issued in 2019. The Ebitda of the Recurring 2020 considers this adjustment of RBSE revenue to compare recurring EBITDA for 2019, for comparative purposes, and also the mandatory effects of IFRS 9 and 15 as explained in Explanation 4 to our financial statements. In addition, considering the privatization of the distributors was completed in April 2019, and these operations are no longer part of its core business, the company treated the relevant effects of financial income, expenses, PL reversals and allowances for loan losses as non-recurring. prospective (CPC 48) of loans contracted with them before or as a result of the privatization process, although revenues and eventual provisions arising from contracted loans may continue to affect the company's accounting result until its complete exhaustion. However, they were treated as recurring outstanding allowances for outstanding debt of distributors as well as debts related to energy supply.

Table 13: 4Q19 EBITDA reconciliation:

EBITDA	2019 Restated	2019 Reported	4Q19 Restated	4Q19 Reported
Net Profit (Loss) for the Year	11.133	10.744	2.273	3.120
Net Losses from Discontinued Operation	3.285	3.285	-1.752	-1.752
Result of the Exercise	7.848	7.459	4.025	4.872
+ Provision for Income Tax and Social Contribution	-631	-1.090	-1.312	-3.473
+ Financial Result	2.449	2.081	30	1.310
+ Amortization and Depreciation	1.807	1.807	496	496
= EBITDA	11.474	10.257	3.239	3.204

ADJUSTMENTS NON-RECURRING EVENTS
Others - Expiry of Concessions	0	159	0	159
Non-recurring items without changes	2,794	2,794	-115	-115
= EBITDA RECURRENT	14,268	13,210	3,124	3,248

Recurring Cash Generation with Adjustment of the Regulatory Transmission RAP
	4Q20	4Q19
1. Recurring EBITDA	4,575	3,124

2. (- )Total Corporate Revenue from Transmission	4,177	2,750
O&M Revenue	1,477	1,150
Constrtuction Revenue	311	297
Finance - Return on Investment - RBSE	0	0
Contractual Revenue - Transmission	2,389	1,303
Periodic Tariff Revenue	0	0

3. (+) Total Revenue of Allowed Annual Revenue	3,970	3,008
Revenue of RAP and indemnities	2,494	1,857
O & M Revenue	1,477	1,150

4 = 1 - 2 + 3 : Approximate Cash Generation	4,369	3,381

1.3       Consolidated Results by Continued Operations segment:

Table 14: Results by Segment – R$ thousand
2020
Statement of Income by Segment	Administration	Generation	Transmission	Eliminations	Total
Net Operating Revenue	305	18,708	10,439	(372)	29,081
Operating Costs	(256)	(10,085)	(3,436)	350	(13,427)
Operating Expenses	(8,863)	(2,747)	(1,237)	(97)	(12,945)
Periodic tariff revenue	-	-	4,228	-	4,228
Operating Income Before Financial Result	(8,814)	5,876	9,994	(119)	6,937
Financial Result					(1,672)
Result of Equity Interests					1,671
Other income and expenses					16
Income tax and social contribution					(565)
Net income (loss) for the period					6,387

2019
Statement of Income by Segment	Administration	Generation	Transmission	Eliminations	Total
Net Operating Revenue	195	19,834	10,073	(388)	29,714
Operating Costs	(67)	(8,242)	(5,799)	349	(13,759)
Operating Expenses	(3,923)	(1,822)	(1,648)	38	(7,355)
Operating Income Before Financial Result	(3,795)	9,770	2,626	-	8,601
Financial Result	-	-	-	-	(2,449)
Result of Equity Interests	-	-	-	-	1,041
Other income and expenses	-	-	-	-	25
Income tax and social contribution	-	-	-	-	631
Net Income (loss) for the Continued Operations period	-	-	-	-	7,848

1.3.1. INDEBTEDNESS AND RECEIVABLES

Table 15: GROSS DEBT AND NET DEBT
12/31/2020
Gross Debt - R$ million	47,002
(-) (Cash and cash equivalents + marketable securities)	14,326
(-) Financing Receivable	10,925
(-)Net balance of Itaipu Financial Assets[2]	1,416
Net debt	20,335

1 See Explanatory Note 18a to the Financial Statements.

According to Decree 9.022 / 2017, Eletrobras is not the guarantor of the RGR taken by third parties, however, it is responsible for the contractual management of the financing contracts with RGR resources signed until November 2016, which must be transferred to RGR, within the term up to five days from the date of actual payment by the debtor. As of December 2020, the Company's Management concluded that the amounts receivable from loans and financing granted with funds from RGR to third parties no longer meet the definition of an asset since the Company no longer has control over these receivables and, therefore, for that reason, they have been derecognized. In an ongoing act, the amounts transferred from RGR funds under the responsibility of third parties, and have a counterpart in the assets, were also derecognized because the Company no longer has a present obligation for the totality of the obligation, acting only as a repayment agent and such resources are not required. Eletrobras.

Table 16: Debt Maturity Schedule, excluding RGR owed by third parties (for which Eletrobras is a mere manager) and including the debentures of the Holding and the Subsidiaries:

* For more information, see note 19 to ITR 4Q20.

Total Gross Consolidated Debt without RGR from third parties

Gross Controlling Debt without Third Party RGR
	2021	2022	2023	2024	2025	2026	After 2026	Total (R$ milion)
Amortization with RGR and Debentures	11,411	6,426	4,399	5,593	3,972	2,072	13,130	47,002
Table 17: Foreign Exchange Exposure
Asset US$ million % Itaipu Loans Receivables 808,296 75% Itaipu Financial Asset 272,505 25% TOTAL 1,080,801 100%	Liabilities* US$ milion % Bônus 2021 - Eletrobras 632,098 29% Bônus 2025 - Eletrobras 502,088 23% Bônus 2030 - Eletrobras 747,716 34% Others 323,092 15% TOTAL 2,204,994 100%

	2021	2022	2023	2024	2025	2026	After 2026	TOTAL
Assets (US$ million)	833.2	216.2	31.4	0	0	0	0	1,080.8
Liabilities (US $ million)	713.1	46.0	46.5	20.0	522.1	20.0	837.4	2,205.0
Foreign Exchange Exposure	120.1	170.2	-15.2	-20.0	-522.1	-20.0	-837.4	-1,124.2

Due to the atypical scenario and potentially unpredictable characteristics, it is not possible to accurately predict the scenarios that could materialize in the coming months in the company's operations.

* The balance of Bonuses 2030 and 2025 has an accounting effect on the deferral of expenses with repurchase of the 2021 bonus due to the operation carried out in February.

Ratings

Table 18: Ratings
Agency	National Classification / Perspective	Last Report
Moody’s BCA	“Ba3”: / Stable	09/16/2020
Moody’s Senior Unsecured Debt	“Ba2”: / Stable	09/16/2020
Fitch - Issuer Default Ratings (Foreign Currency)	“BB-”: / Stable	06/10/2020
Fitch - Issuer Default Ratings (Local Currency)	“BB-”: / Stable	06/10/2020
S&P LT Local Currency – Escala Nacional Brasil	brAAA/ Stable	03/12/2021
S&P Issuer Credit Rating – Escala Global	BB-/ Stable	03/12/2021

*CreditWatch

Table 19: Receivables
Tx. Average	CONSOLIDATED
	2020/12/31	2019/12/31	2020/12/31	2019/12/31
Itaipu	6.93	7.04	4,200,471	5,843,724
CEAL	3.45	7.28	1,505,962	1,564,724
Eletropaulo	3.75	6.96	1,008,052	1,314,107
Amazonas D	5.78	7.38	3,998,324	3,949,748
CEPISA	2.50	5.42	571,127	746,427
Boa Vista	2.22	5.49	147,764	160,309
RGR Transfer	-	5.00	-	1,101,161
Others	-	-	248,201	229,259
(-) PECLD	-	-	(755,002)	(632,643)
Total			10,924,899	14,276,816

The graphs and table below exclude charges, allowance for loan losses and financial assets of Itaipu.

Total loans and financing receivable Consolidated:

Does not include charges and allowance for loan losses.

Loans and financing receivable Parent company without RGR - R$ million
Projection Receivables*	2021	2022	2023	2024	2025	2026	after 2026	TOTAL
Controller Without RGR	5,768	2,739	2,128	1,497	1,003	807	3,755	17,697

Does not include charges and PCLD

Table 20: CCC credits assigned by Privatized Distribution Companies

In the privatization process of the distributors, CCC credits were assigned, which are still being analyzed and supervised by Aneel. These credits are activated in the Financial Statements of the Company, of 12/31/2020, in two accounts, which are the Right of Reimbursement and Financing receivable, according to Explanatory Notes 15 and 11 of 4Q20, and detailed below:

EXPLANATORY NOTE 15 - RESERVATION RIGHT

Registered Net Assets
R$ thousand	Amazonas	Ceron	Eletroacre	Boa Vista	Total
NT Aneel+ Claims under analysis Aneel + "inefficiency"	1,998,213	2,835,493	265,061	176,426	5,265,193
Current Rights		230,543	60,531	27,180	318,255
Total (a)	1,998,213	3,066,036	325,592	203,607	5,583,448

* The balance of R$ 1,998 million from Amazonas consists of a return obligation to CCC in the order of R$ 471.9 million referring to the final inspection result of the first and second period carried out by Aneel, and a credit receivable from the Treasury National economic and energy “inefficiency” of R$ 2.46 billion. The credit for economic and energy inefficiency is updated by Selic. The amount to be returned to CCC must be discounted from the credit receivable from CCC in relation to the amounts assigned from the other distributors

Explanatory Note 11 - Loans and Financing
R$ thousand	Amazonas	Ceron	Eletroacre	Boa Vista	Total
Conversion into Loans (b)	442,366				442,366

Note: The R$ 442.4 million credit in the table above was also a CCC credit, granted by Amazonas to Eletrobras, however, as it is current, and not part of the aforementioned inspection period, already paid by CCC to Amazonas Distributor, then it was converted into debt of the distributor with Eletrobras.

Total Credits Granted (Note 11+ Note 15)
R$ thousand	Amazonas	Ceron	Eletroacre	Boa Vista	Total
Credit assigned Net (1)	2,430,579	3,066,036	325,592	203,607	6,025,814
(1)	Credits updated until 12/31/2020, by the IPCA, based on the credit generating event, with the exception of the portion of economic and energy “inefficiency” (R $ 2.49 billion) provided by Amazonas Energia and Boa Vista Energia, which are updated by SELIC.

The National Electric Energy Agency - Aneel recognized, by decision of its collegiate board of directors, on March 10, 2020, (i) the right to receive credits from the Ceron Fuel Consumption Account, in the amount of R$ 1,904 million (a July 2019 prices), referring to the inspection of the benefits due in the period from July 30, 2009 to June 30, 2016, considered as the first period of the inspection process (“First Inspection Period”), credits assigned to Eletrobras at the time privatization of said distributor; and (ii) the right to receive credits from the Fuel Consumption Account - CCC to Companhia de Eletricidade do Acre (“Eletroacre”), in the amount of R $ 192 million (at July 2019 prices), related to the inspection of benefits due in the period from July 30, 2009 to June 30, 2016, credits also assigned to Eletrobras on the occasion of the privatization of said distributor.

Aneel's Board of Directors also approved, on March 10, 2020, the obligation to return R$ 2,061 million (at March 2019 prices), related to the CCC's monthly inspection and reprocessing process paid to Amazonas Distribuidora de Energia SA (“Amazonas Energia”), from July 2016 to April 2017, referring to the Second Inspection Period. With this decision, Amazonas Energia had completed its entire inspection process, since Aneel's Board of Directors had already resolved, on March 19, 2019, the result of the First Inspection Period for CCC reimbursements to Amazonas Energia, with the company having the right to receive a credit of approximately R$ 1,592 million (at September 2018 prices), to be offset against credits to be returned. The net balance of Law credits assigned by Amazonas Energia, positive by R$ 2.43 billion, refers, in addition to the contract signed with the distributor with the payment of the amount of R$ 442 million in current credits, to the revenue of disallowances from CCC arising from the criteria of economic and energy efficiency, a right recognized by Law 13,299 / 2016, in the historical amount of R$ 1,358 million to be paid by the National Treasury. Eletrobras updated the value of economic and energy “inefficiency” by Selic until 12/31/2020.

Aneel has not yet completed the inspection processes for CCC reimbursements for the first and second periods of Boa Vista Energia, also assigned to Eletrobras and recorded in the Financial Statements, as well as the second inspection period for Ceron and Eletroacre. It was established by Aneel's Board of Directors that it is only after the completion of all the aforementioned inspection processes, and the approval of the results, that the total net value of the credits should be included in the annual budget of the sectorial fund CDE for payment to Eletrobras. However, due to the delay in closing the inspection processes, Eletrobras has been making efforts with Aneel to include in the CDE budget of 2021 the amount of R$ 1,759 million referring to the four inspection processes already closed. It has not yet been determined by Aneel whether the final value of the CCC inspection processes will be paid to Eletrobras in a single or in installments. If the agency does not comply with Eletrobras' payment request without the need to complete all inspection processes, it is likely that the payment will start only in 2022, or Aneel will reschedule the CDE budget throughout the year. 2021 and include an amount for payment to Eletrobras.

During 2020, in addition to voting on the three aforementioned processes closed by the Agency, the only movement in the inspection processes was the disclosure by Aneel, dated April 6, 2020, of a new technical note (NT nº 49 / 2020– SFF-SFG-SRG / ANEEL) referring to Boa Vista's first inspection period. The previous NT was from April 2018. In this new NT issued, in addition to updating the base date of the information for February 2020, the Agency accepted Eletrobras' request on the withdrawal of the return of amounts received by the distributor regarding the initial tanking, which according to Order No. 2,793/2015, the amount must be returned in the last month of operation of the Monte Cristo and Novo Paraíso TPPs, the day before the connection to the SIN. As the State of Roraima has not yet been interconnected, Aneel accepted the request to withdraw the return of funds from the distributor to the CCC account during the inspection period. As the agency accepted exactly the amount of Eletrobras' claim, considered as a probable claim by Aneel, there was no change in the recorded amount of credits assumed by Boa Vista, only monetary restatement of credits by IPCA and Selic (“inefficiency” credits) ). Thus, due to the information contained in NT 49/2020 by Aneel, Eletrobras would have credits receivable from CCC ceded by Boa Vista, in the amount of R$ 104 million (at Feb / 20 value), referring to the first inspection period of this distributor.

Accordingly, all changes in the 4Q20 of CCC / CDE credits assigned to Eletrobras and recorded in the Right to Reimbursement were due to the monetary adjustment of the credits by IPCA and SELIC, with no new impacts.

Table 21: Receivables RBSE Transmission

On June 30, 2020, the National Electric Energy Agency - ANEEL approved the tariff review of the transmission concessions extended under the terms of Law 12,783 / 2013. Consequently, it approved the new Permitted Annual Revenue (“RAP”) of these concessions for the 2020-2021 tariff cycle, which brought the following summarized changes, with an impact in relation to the cash flow projection of RBSE receivables:

•	Retrospective change to the wacc for the years 2018 and 2019;
•	Change in the asset base incorporating the write-offs occurred in the 2013-2018 cycle and the readjustment of the new replacement value of the assets associated with RBSE;
•	Incorporation of the payment of the controversial installment "Ke" that had been under judgment since 2017;
•	3 years' redistribution of the differences between the amount effectively received between 2018 and 2019 and the portions now revised via the adjustment portion updated by IPCA.

The flow of estimated future revenue from RBSE, considering the Company's assumptions, are as follows:

RBSE: FINANCIAL FLOW
									R$ milion
FURNAS	2021	2022	2023	2024	2025	2026	2027	2028	TOTAL
RBSE TOTAL	4,517	4,517	3,955	3,393	2,223	1,052	1,052	526	21,235
Economic Portion	1,626	1,626	1,339	1,052	1,052	1,052	1,052	526	9,325
Financial Portion	2,341	2,341	2,341	2,341	1,170	0	0	0	10,534
Adjustment portion	551	551	275	0	0	0	0	0	1,377
RBSE TOTAL FURNAS	21,235

CGT ELETROSUL
RBSE TOTAL	605	605	491	377	218	59	59	30	2,444
Economic Portion	165	165	112	59	59	59	59	30	708
Financial Portion	318	318	318	318	159	0	0	0	1,431
Adjustment portion	123	123	61	0	0	0	0	0	307
RBSE TOTAL ELETROSUL	2,444

CHESF
RBSE TOTAL	2,919	2,919	2,187	1,456	728	0	0	0	10,209
Economic Portion	989	989	495	0	0	0	0	0	2,473
Financial Portion	1,456	1,456	1,456	1,456	728	0	0	0	6,552
Adjustment portion	473	473	237	0	0	0	0	0	1,183
RBSE TOTAL CHESF	10,209

ELETRONORTE
RBSE TOTAL	1,397	1,397	1,148	899	560	221	221	110	5,953
Economic Portion	514	0	0	0	0	0	0	0	514
Financial Portion	679	514	367	221	221	221	221	110	2,554
Adjustment portion	204	679	679	679	339	0	0	0	2,580
RBSE TOTAL ELETRONORTE	5,953			0	0	0	0	0

TOTAL
RBSE TOTAL	9,438	9,438	7,782	6,125	3,728	1,332	1,332	666	39,841
Economic Portion	3,295	3,295	2,313	1,332	1,332	1,332	1,332	666	14,897
Financial Portion	4,793	4,793	4,793	4,793	2,396	0	0	0	21,568
Adjustment portion	1,351	1,351	675	0	0	0	0	0	3,377
RBSE TOTAL	39,841

.4. Investiments

Table 22: Investiments by Segment - R$ million
Invetiment (Corporate + Partnership)	Realized 1Q20	Realized 2Q20	Realized 3Q20	Realized 4Q20	Realized 2020	PDNG 2020%
	(a)	(b)	(c)	(d)	(e)=(a+b+c+d)	(g)	(h)=(e/g)

Generation Corporate	89	155	334	1.149	1.728	2.193	79%
Implantation	45	94	245	920	1.304	1.371	95%
Angra 3	31	27	149	841	1.049	1.052	100%
Santa Cruz	9	58	85	62	214	230	93%
Casa Nova	4	4	5	6	19	41	45%
Other	1	5	6	12	23	48	48%
Maintenance	45	61	89	229	424	822	52%
Transmissão Corporativo	148	169	281	413	1.011	1.876	54%
Ampliation	31	48	63	89	230	301	76%
Eletronorte	-	-	1	-	1	1	103%
Chesf	11	23	36	44	113	157	72%
Furnas	0	1	3	9	13	6	211%
CGT Eletrosul	19	24	23	36	103	137	75%
Reinforcements and Improvements	58	55	141	162	415	918	45%
Maintenance	60	65	78	163	366	657	56%
Infraestructure and Otherss*	37	36	48	148	269	408	66%
SPES	53	20	18	23	113	809	14%
Generation	28	20	17	9	74	676	11%
Transmission	25	-	0,4	14	40	133	30%
Total	328	380	681	1.733	3.122	5.286	59%
Environmental quality, Infraestructure* Chesf – infraestructures action at Itaparica – Generation maintenance

Others: Research, Infrastructure, Environmental Quality

* For more details on investments, by subsidiary or project, see annex 3 to this Investor Information, to be released in March, 2021

IN THE 4Q20 R$ 1,733 MILLION WERE INVESTED OF THE R$ 1,683 MILLION BUDGETED FOR THE QUARTER.

Exceeding expectations for the quarter due to Angra III, which had part of its investments dammed for December 2020.

In generation, total investments amounted to R$ 1,158 million, of which R$ 1,149 million related to corporate ventures, with emphasis on: Angra 3 R$ 841 million, Angra 1 and 2 R$ 94 million, UTE Santa Cruz R$ 62 million SPE Teles Pires Participações (CGT Eletrosul and Furnas) R$ 9 million.

In transmission, total investments amounted to R $ 413 million in corporate ventures, with emphasis on:

• Chesf R$ 197 million, Furnas R$ 114 million, CGT Eletrosul R$ 53 million, Eletronorte R$ 49 million. In SPES, the R $ 14 million was invested in SPE Mata de Santa Genebra de Furnas.

As for the frustrations, in corporate generation, a total of R$ 20 million was not paid for maintenance of Angra I and II. On the other hand, it is noteworthy that Angra III exceeded the budgeted amount, with realization of R$ 578 million higher than planned in the period due to the approval of the supplementation of the legal budget that occurred in November.

In transmission, the non-realization of corporate investments was (R$ 313 million) with emphasis on: -R$ 31 million due to delay in bidding due to the increase in equipment prices (exchange variation and market uncertainties) and suppliers, R$ 13 million for non-authorizations by Aneel, -R$ 47 million for impacts from COVID-19 and -R$ 69 million for cancellation of lower priority maintenance projects and R$ 34 million for environmental licensing issues.

In SPES, the total non-realization was R$ 212 million, being: (i) R$ 42 million from SPE ESBR Jirau due to Standstill COVID, with the investment avoided as a positive consequence; (ii) Teles Pires Participações, in the amount of R$ 124 million for better performance and adherence to Standstill Covid, which resulted in greater availability of cash for payment of debentures.

1.5. Commercialization

1.5.1. ENERGY Sold at 4Q20 - Generators - TWh

In terms of the evolution of the energy market, Eletrobras Companies, in 4Q20, sold 52.9 TWh of energy, against 52.6 TWh traded in the same period of the previous year, which represents a slow increase of 0.5%. These volumes include the energy sold from the plants under the quota regime, renewed by Law 12.783 / 2013, as well as by the plants under the exploration regime (ACL and ACR).

Sales: includes projects under Law 13,182/15

Average ACR Prices in the chart do not include Itaipu and O&M. Include Eletronuclear

1.5.2. Energetic balance

Table 23: Energetic balance
Energy Balance (MWmed)	2020	2021	2022	2023	2024
Coverage	9,238	9,190	9,190	9,102	7,270
Own resources	8,066	8,212	8,212	8,212	6,489
Energy Purchase	1,172	979	979	891	782
Sales	9,238	6,108	5,119	4,679	4,196
ACL – Bilateral Contracts + MCP performed	7,128	4,002	3,012	2,578	2,095
ACR – Except quotas	2,110	2,107	2,107	2,101	2,101
Average Selling Price R$/MWh	197,10	217,33	220,23	224,57	230,62
Average Purchase Price R$/MWh	220,72	227,07	227,07	232,32	233,47
Average Selling Price R$/MWh (1)	155,02	173,71	166,69	165,80	164,83
Average Purchase Price R$/MWh (1)	194,43	200,92	200,92	205,46	203,40
Balance (Ballast - Sales)	0	3,082	4,071	4,423	3,074
Uncontracted Energy *	0%	34%	44%	49%	42%
* The uncontracted portion includes energy reserved for the company's hedge, strategically defined according to the GSF estimate for the period.
Physical Guarantee Quotas and Nuclear Energy Quotas are not included.
Physical Guarantee Quotas for Hydroelectric Plants	7,451	7,451	7,451	7,451	9,399
Nuclear Energy Quotas	1,573	1,573	1,573	1,573	1,573

Contracts concluded until 12/31/2020. It considers the end of the contracts of the Mascarenhas de Moraes HPPs, in Jan / 2024, and of the Tucuruí HPP, in Aug/2024, and from the respective dates, both started to be considered in the Physical Guarantee Quota regime.

The Average Sales Prices are not considering undertakings under the terms of Physical Guarantee Quotas and Nuclear Energy Quotas.

(1) The prices of the Amazonas GT contracts, including the PIEs contracts, arising from the unbundling process of Amazonas Distribuidora, are not considered in the average prices indicated with the number (1), worth noting that, in this case, the purchase operations and energy sales do not reflect an economic impact for Amazonas GT.

2.
Result Analysis

of the Parent Company

In 4Q20, Eletrobras Holding posted net income of R$ 1,261 million, a reduction of 47% compared to net income of R$ 2,367 million in 4Q19. The result of 4Q20 was decisively influenced by: (i) Income from Equity Holdings, of R$ 3,453 million, influenced mainly by the result of subsidiaries; (ii) Positive impact of the Financial Result in the amount of R$ 462 million in 4Q20, mainly due to the positive effect of exchange rate fluctuation in the period; partially offset by: (iii) negative effect on provisions for legal contingencies, in the amount of R$ 2,260 million in 4Q20, resulting from the provisions related to the compulsory loan lawsuits in the amount of R$ 2,252 million.

In 2020, Eletrobras Holding posted a net profit of R$ 6,339 million, a reduction of 43% compared to the net profit of R$ 11,193 million recorded in 2019. This 2020 result was decisively influenced by: (i) Result from Equity Holdings, of R$ 10,928 million, influenced mainly by the result of the subsidiaries; partially offset by (ii) Provisions for legal contingencies, in the amount of (R$ 2,642 million), mainly due to the provisions related to the compulsory loan lawsuits in the amount of (R$ 2,665 million). The chart below shows a comparison of Eletrobras holding's results between 2020 and 2019.

Result Evolution - R$ million

Note: The analysis of the results of each subsidiary can be found in Appendix II of the Investor Report

2.1       Shareholdings in the Parent Company

In 4Q20, the result of Equity Holdings positively impacted the Company's result by R$ 3,568 million, mainly due to the equity in results of investments in subsidiaries, while in 4Q19, the result was R$ 3,287 million. Highlight for improvement in the results of CGT Eletrosul (+ R$ 2,511 million), Eletronuclear (+ R$ 388 million), Eletronorte (+ R$ 181 million) partially offset by the lower result in Furnas (-R$ 1,993 million) and Chesf ( -R$ 1,412 million).

In 2020, the result of Equity Holdings had a positive impact on the Company's result by R$ 10,928 million, in 2019 the result was R$ 8,487 million.

2.2       Operating Provisions of Parent Company

In 4Q20, Operating Provisions had a negative impact on the Parent Company's result by R$ 2,497 million, compared to a reversal of the provision of R$ 1,144 million in 4Q19. This variation is mainly explained by (i) the negative effect on provisions for legal contingencies, in the amount of R$ 2,260 million in 4Q20, with compulsory loan lawsuits in the amount of R$ 2,252 million and R$ 326 million in 4Q19; (ii) provision for Investment Losses in the amount of R$ 437 million in 4Q20, due to the negative effect of R$ 614 million of SPE Hermenegildo I, II, III, SVP and Chuí 9, partially offset by the reversal of Lots 1 and 2 in R$ 179 million; and (iii) the ANEEL Provision - CCC, where there was a provision in the amount of R$ 45 million in 4Q20, compared to a reversal of the provision of R$ 1,676 million in 4Q19; (iv) This movement was partially offset by the reversal of the Provision for Settlement of Doubtful Loans (PCLD) in the amount of R$ 140 million in 4Q20, highlighting the reversal in Am GT of R$ 136 million, against a provision of R$ 552 million in 4Q19.

In 2020, Operational Provisions negatively impacted the Parent Company's result by R$ 3,608 million, compared to the provision of R$ 714 million in 2019. This constitution is explained mainly by the constitution, in Contingencies, of a compulsory loan in the amount of R$ 2,665 million in 2020 and R$ 775 million in 2019; (ii) the provision for investment losses in the amount of R$ 588 million in 2020, compared to a reversal of R$ 7 million in 2019; (iii) the provision for the implementation of shares for the compulsory loan in the amount of R$ 345 million in 2020, with no counterpart in 2019; (iv) the Allowance for Loan Losses (PCLD) in the amount of R$ 139 million in 2020 and R$ 356 million in 2019; (v) This movement was partially offset by the reversal of the provision for unsecured liabilities in the amount of R$ 119 million in 2020 and R$ 257 million in 2019.

Table 24: Operating Provisions (R$ million)
Operating Provisions	Parent Company
	2020	2019 (Restated)	4Q20	4Q19 (Restated)
Garanties	- 12	- 101	-11	-12
Contingencies	2,642	609	2,260	327
PCLD - Consumers and Resellers	-	-	-	-
PCLD - Financing and Loans	139	356	- 140	552
Uncovered liabilities in subsidiaries	- 119	- 257	-	- 446
Onerous Contracts	-	-	-	-
Investment Losses	588	- 7	437	6
Adjustment Losses RAP	-	-	-	-
Provision for losses on investments classified as held for sale	-	-	-	-
Impairment	-	-	-	-
Provision for Implantation of Shares - Compulsory Loan	345	-	- 8	-
ANEEL Provision – CCC	64	-	45	- 1,676
TFRH	-	-	-	-
GAG Improvement	-	-	-	-
Others	- 39	114	- 86	106
TOTAL	3,608	714	2,497	- 1,144
Table 25 Change in Provision for Overdue Liabilities Parent Company
CHANGE PROVISION FOR DISCOVERED LIABILITIES - PARENT COMPANY	Balance on 12/31/2019	Other Comprehensive Results	Equity	Reduction *	embalance on 12/31/2020
Amazonas GT	119	0	-141	22	0
TOTAL PROVISION FOR DISCOVERED LIABILITIES	119	0	-141	22	0

* The shares of subsidiary Amazonas GT were 100% transferred to subsidiary Eletronorte.

2.3       Financial Result of the Parent Company

In 4Q20, the Financial Result positively impacted the Parent Company's result by R$ 462 million, as well as in 4Q19, with a positive result of R$ 526 million, mainly influenced by (i) exchange rate fluctuation in the period, given the exposure active exchange rate. The result of the net foreign exchange variation went from a negative result of R$ 59 million in 4Q19 to a positive result of R$ 365 million in 4Q20; (ii) Net monetary restatements, in the amount of R$ 334 million in 4Q20 and R$ 460 million in 4Q19; (iii) Interest, commission and fee income went from R$ 489 million in 4Q19 to R$ 252 million in 4Q20, due to the prepayment of part of the debt by Furnas and Eletronorte in February 2020 and the drop in the interest rate interest between periods; (iv) Income from financial investments went from R$ 67 million in 4Q19 to a negative result of R$ 58 million in 4Q20. This decrease was partially offset by the reduction in Debt Charges, which went from a negative result of R$ 450 million in 4Q19 to a negative result of R$ 362 million in 4Q20 due to the bonus charge effect in 4Q19.

In 2020, the Financial Result had a negative impact on the Parent Company's result by R$ 159 million, showing a reduction in relation to the positive financial result of 2019 of R$ 423 million, as shown below:

Table 26: Financial Result (R$ million)
FINANCIAL RESULT	2020	2019 (Restated)	4Q20	4Q19
Financial Income
Interest, commission and fee income	1,368	2,122	252	489
Interest, commission and fee income	695	435	-58	67
Additional moratorium on electricity	2	2	0	0
Net monetary updates	351	706	334	460
Net exchange variations	21	102	365	-59
Other financial income	177	343	39	-144

Financial Expenses
Debt charges	-1,701	-2,041	-362	-450
Leasing charges	-6	-6	-1	-1
Charges on shareholder resources	-24	-231	0	-50
Other financial expenses	-1,042	-1,009	-105	214
	-159	423	515	526

3.
General
Information

Social Capital

Eletrobras' capital stock, on September 30, 2020, totaled R$ 39,057 billion, represented by 1,568,930,910 shares, of which 1,288,842,596 are common shares and 280,088,314 are preferred shares.

Table 27: Social Capital Structure
Shareholders	Commom		Pref. Classe “A”		Pref. Classe “B”		Total
	Quantity	%	Quantity	%	Quantity	%	Quantity	%
Government	667,888,884	51.82%	0	0.00%	494	0.00%	667,889,378	42.57%
BNDESpar	141,757,951	11.00%	0	0.00%	18,691,102	6.68%	160,449,053	10.23%
BNDES	74,545,264	5.78%	0	0.00%	18,262,671	6.52%	92,807,935	5.92%
Banco Clássico	65,536,875	5.08%	0	0.00%	0	0.00%	65,536,875	4.18%
FND	45,621,589	3.54%	0	0.00%	0	0.00%	45,621,589	2.91%
FGHAB	1,000,000	0.08%	0	0.00%	0	0.00%	1,000,000	0.06%
Free Float	292,492,033	22.69%	146,920	0.00%	242,987,127	86.80%	535,626,080	34.14%
Total	1,288,842,596	100.0%	146,920	100.0%	279,941,394	100.0%	1,568,930,910	100.0%

Asset Behavior Analysis

Shares

Table 28: B3, ELET3 and ELET6
Price and Volume	(R$) ELET3 (Shares ON)	(R$) ELET6 (Shares PN)	(pts.) IBOV (Index)	(pts.) IEE (Index)
Closing Price on 12/31/2020	35.01	35.22	119017	82846
Maximum in the quarter	36.95	36.66	119409	82846
Average in the quarter	31.84	32.11	106152	75357
Minimum in the quarter	28.33	28.87	93952	68242

Variation in 4Q20	20.9%	18.6%	25.8%	20.8%
Variation in the last 12 months	1.1%	1.2%	2.9%	8.1%
Average Daily Traded Volume 4Q20 (R$ million)	183.1	77.4	-	-

Net Income per Share in the Quarter (R$)	0.05	0.05	-	-
Book Value per Share (R$)	48.35	48.35	-	-
Price / Profit (1)	559.76	575.82	-	-
Price / Shareholders' Equity (2)	0.63	0.65	-	-

(1) Closing price of preferred and common shares at the end of the period / Net income per share. For the calculation, the accumulated net profit of the last 12 months was considered;

(2) Closing price of preferred and common shares at the end of the period / Book Value per share at the end of the period.

Evolution of Shares Traded at B3

Source: AE Broadcast

Index number 12/31/2019 = 100 and ex-dividend values.

ADR Program

Table 29: NYSE, EBRN and EBRB
Price and Volume	(US$) NYSE EBRN	(US$) NYSE EBRB
Closing Price on 12/31/2020	6.67	6.73
Maximum in the quarter	7.29	7.10
Average in the quarter	5.97	5.94
Minimum in the quarter	5.09	4.89

Variation in 4Q20	26.8%	29.4%
Variation in the last 12 months	-21.6%	-21.7%
Average Daily Traded Volume 4Q20 (R$ million)	2,965	100

Evolution of Shares Traded in ADR

Source: AE Broadcast

Index number 12/31/2019 = 100

Latibex - Madrid Stock Exchange

Table 30: LATIBEX, XELTO and XELTB
Preço e Volume	(€) LATIBEX XELTO	(€) LATIBEX XELTB
Price and Volume	5.60	5.60
Closing Price on 12/31/2020	6.15	6.00
Maximum in the quarter	5.29	5.01
Average in the quarter	4.68	4.50
Minimum in the quarter
	20.7%	8.7%
Variation in 4Q20	-32.9%	-27.3%
Variation in the last 12 months	6.2	0.9

Evolution of Foreign Currencies

Index number 12/31/2019 = 100.

Source: Central Bank

Nº of employees

Parent Company

Table 31: Employees by Working Time
Time worked in the company (years)	1Q20	2Q20	3Q20	4Q20
Until 5	29	26	26	24
6 to 10	238	229	184	166
11 to15	210	222	269	276
16 to 20	138	138	137	147
21 to 25	13	13	14	14
More than 25	62	63	63	63
Total	690	691	693	690

Table 32: EMPLOYEES BY FEDERATION STATE
Estado da Federação	1Q20	2Q20	3Q20	4Q20
Rio de Janeiro	674	675	678	675
São Paulo	1	1	1	1
Brasília	15	15	14	14
Total	690	691	693	690

CONTRACTED / OUTSOURCED LABOR

Table 33: CONTRACTED / OUTSOURCED LABOR
4Q20
0

Índice de Rotatividade (Holding)

Table 34: Holding Turnover Index with PDC
4Q20
0.47%

Balance Sheet

(R$ Thousand mil)
Asset	Parent Company		Consolidado
	12.31.2020	12.31.2019	12.31.2020	12.31.2019
CURRENT
Cash and cash equivalents	21,630	18,202	286,607	335,307
Restricted cash	3,412,292	3,227,536	3,573,362	3,227,536
Marketable securities	7,740,051	6,787,137	14,039,358	10,426,370
Customers	481,109	468,429	5,971,657	5,281,333
Loans and financing	5,937,323	5,120,734	4,748,661	3,473,393
Asset contractual transmission	0	0	10,364,908	7,812,756
Equity Pay	4,720,491	3,592,503	675,510	299,899
Taxes to recover	519,200	807,150	833,960	1,474,662
Income tax and social contribution	829,569	309,033	1,292,750	2,382,899
Reimbursement rights	0	0	4,684	48,458
Warehouse	305	272	509,991	471,824
Nuclear fuel stock	0	0	428,340	538,827
Derivative financial instruments	0	138	317,443	140,543
Hydrological risk	0	0	3,132	13,590
Others	1,683,297	1,444,837	1,852,043	2,016,330
	25,345,267	21,775,971	44,902,406	37,943,727

Asset held for sale	289,331	1,546,250	289,331	3,543,519
	25,634,598	23,322,221	45,191,737	41,487,246

NON CURRENT
LONG-TERM
Reimbursement rights	5,583,447	5,382,834	5,583,447	5,415,547
Loans and financing	11,197,073	18,282,460	6,176,238	10,803,423
Customers	0	0	1,061,899	285,351
Marketable securities	322,884	374,601	323,236	407,071
Nuclear fuel stock	0	0	1,264,780	840,550
Taxes to recover	2,781	0	430,045	420,370
Current Income Tax and Social Contribution	0	0	2,068,894	647,903
Bonds and related deposits	4,676,895	4,168,575	6,752,865	6,891,416
Transmission contractual asset	0	0	41,023,616	41,696,467
Financial assets - Concessions and Itaipu	1,103,034	1,905,607	3,199,751	3,983,519
Derivative financial instruments	0	0	310,100	151,315
Advances for future capital increase	1,223,108	774,468	1,541	181,257
Hydrological risk	0	0	149,094	179,879
Decommissioning Fund	1,753,827	1,222,393	1,753,827	1,222,393
Others	1,153,411	1,350,913	1,271,995	1,024,607
	27,016,460	33,461,851	71,371,328	74,151,068
INVESTMENTS	77,538,694	75,418,090	29,089,522	29,013,254
Fixed assets net	244,673	255,947	32,662,912	33,315,874
INTANGIBLE	42,974	19,518	650,950	655,041
TOTAL NON-CURRENT ASSETS	104,842,801	109,155,406	133,774,712	137,135,237
TOTAL ASSETS	130,477,399	132,477,627	178,966,449	178,622,483

(R$ thousand)
Liabilities and Shareholders' Equity	Parent Company		Consolidated
	12.31.2020	12.31.2019	12.31.2020	12.31.2019
CURRENT
Loans and financing	7.984.194	5.792.323	11.410.751	7.715.160
Compulsory loan	57,201	15,156	57,201	15,156
Suppliers	705,908	494,133	3,904,051	3,095,469
Advances from customers	1,060,770	614,171	1,134,845	683,602
Taxes payable	335,432	201,516	1,194,042	1,575,658
Income tax and social contribution	0	0	319,435	2,532,732
Onerous contracts	0	0	40,196	3,913
Remuneration to shareholders	1,530,718	2,559,429	1,547,158	2,575,216
Financial liabilities - Concessions and Itaipu	647,214	703,114	647,214	703,114
Estimated liabilities	167,344	147,106	1,454,148	1,331,257
Reimbursement Obligations	1,373,656	1,796,753	1,618,508	1,796,753
Post-employment benefits	0	14,875	192,209	161,773
Provisions for contingencies	1,332,779	1,014,585	1,722,562	1,031,488
Regulatory charges	0	0	586,845	627,611
Lease	7,595	7,574	217,321	219,484
Derivative financial instruments	0	683	0	683
Others	111,998	89,553	353,580	579,394
	15,314,809	13,450,971	26,400,066	24,648,463

Liabilities associated with assets held for sale	0	0	0	1,692,708
	15,314,809	13,450,971	26,400,066	26,341,171

NON-CURRENT
Financing and loans and Debentures	20,014,081	27,526,178	35,591,282	40,184,481
Suppliers	0	0	16,556	18,143
Advances from customers	0	0	290,870	369,262
Compulsory loan	989,908	470,600	989,908	470,600
Obligation for asset retirement	0	0	3,040,011	3,129,379
Provisions for contingencies	16,526,961	16,924,171	24,108,078	24,214,938
Post-employment benefits	1,131,997	822,512	6,824,632	4,826,088
Provision for unsecured liabilities	0	104,294	4,191	0
Onerous contracts	0	0	414,705	361,934
Reimbursement obligations	0	0	22,259	0
Lease	48,333	55,928	835,873	987,705
Grants payable - Use of public goods	0	0	65,954	68,555
Advances for future capital increase	74,060	50,246	74,060	50,246
Derivative financial instruments	0	0	10,014	5,000
Regulatory charges	0	0	744,442	730,303
Taxes payable	0	0	182,179	239,959
Income tax and social contribution	650,523	628,904	3,705,055	4,193,607
Others	2,248,420	1,741,779	1,895,020	1,271,847
TOTAL NON-CURRENT LIABILITIES	41,684,283	48,324,612	78,815,089	81,122,047

EQUITY
Share capital	39,057,271	31,305,331	39,057,271	31,305,331
Capital reserves	13,867,170	13,867,170	13,867,170	13,867,170
Profit reserves	28,908,054	23,887,181	28,908,054	23,887,181
Advances for future capital increase	0	7,751,940	0	7,751,940

Other comprehensive income accumulated	-8,354,188	-6,311,330	-8,354,188	-6,311,330
Non controlling shareholdins	0	0	272,987	457,221
Accumulated profits	0	201,752	0	201,752
TOTAL SHAREHOLDERS' EQUITY	73,478,307	70,702,044	73,751,294	71,159,265
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	130,477,399	132,477,627	178,966,449	178,622,483

Income Statement

(R$ thousand)
	Parent Company		Consolidated
	12.31.20	12.31.19	12.31.20	12.31.19
NET OPERATING REVENUE	297,036	366,525	29,080,513	29,714,264
Operating costs
Personnel, Material and Services	0	0	-3,309,522	-4,512,513
Energy purchased for resale	-175,124	-67,019	-2,400,358	-2,162,318
Charges upon use of electric network	0	0	-2,500,315	-2,265,358
Fuel for electricity production	0	0	-2,092,135	-2,107,161
Construction	0	0	-966,443	-915,117
Depreciation	0	0	-1,637,730	-1,559,314
Amortization	0	0	-59,275	-66,079
Operating Provisions /Reversals net	0	0	-302,563	60,055
Others Costs	0	0	-158,679	-231,050
GROSS RESULT	121,912	299,506	15,653,493	15,955,409
Operating expenses
Personnel, Supllies and Services	-657,204	-802,460	-3,669,866	-3,765,774
Depreciation	-12,802	-13,386	-133,912	-147,824
Amortization	-11	0	-31,952	-34,212
Donations and contributions	-105,174	-117,058	-167,408	-156,166
Operating Provisions /Reversals net	-3,608,305	-714,233	-7,070,988	-2,065,863
Investigation Findings	0	0	0	0
Others	-169,354	-112,233	-1,870,450	-1,184,784
	-4,552,850	-1,759,370	-12,944,576	-7,354,623

Effect of Periodic Tariff Review	0	0	4,228,338	0

OPERATING INCOME BEFORE FINANCIAL RESULT	-4,430,938	-1,459,864	6,937,255	8,600,786
Financial result
Financial income
Income from interest, commissions and fees	1,367,694	2,121,894	863,828	876,212
Income from financial investments	695,384	434,807	972,602	763,016
Moratorium on electricity	1,525	2,306	341,672	252,112
Active monetary updates	1,073,322	1,310,401	1,161,004	1,205,941
Exchange rate variations	5,253,760	2,608,820	5,115,712	2,662,259
Fair value adjustment	0	0	0	0
Regulatory asset update	0	0	0	0
Gains on derivatives	0	0	332,017	0
Other financial income	177,028	343,069	343,688	532,054
Financial expenses
Debt charges	-1,700,741	-2,040,736	-2,853,532	-3,247,747
Leasing charges	-5,562	-6,230	-367,234	-340,819
Charges on shareholders' funds	-23,814	-230,850	-81,766	-271,130
Passive monetary updates	-722,574	-604,613	-877,628	-788,982
Passive exchange variations	-5,232,661	-2,506,625	-5,659,849	-2,627,251
Fair value adjustment	0	0	0	0
Losses on derivatives	0	0	0	-56,613
Other financial expenses	-1,042,058	-1,008,846	-962,160	-1,407,838
	-158,697	423,397	-1,671,646	-2,448,786
INCOME BEFORE EQUITY	-4,589,635	-1,036,467	5,265,609	6,152,000

RESULTS OF EQUITY	10,928,323	8,946,528	1,670,903	1,041,071
OUTRAS RECEITAS E DESPESAS	0	0	16,134	24,715
OTHER REVENUE AND EXPENDITURE	6,338,688	7,910,061	6,952,646	7,217,786
Current Income Tax and Social Contribution	0	0	-2,418,461	-2,664,975
Deferred Income Tax and Social Contribution	0	0	1,853,128	3,295,634
NET INCOME FROM CONTINUING OPERATIONS	6,338,688	7,910,061	6,387,313	7,848,445
SHARE ASSIGNED TO CONTROLLERS	6,338,688	7,910,061	6,338,688	7,910,061
SHARE ASSIGNED TO NON-CONTROLLERS	0	0	48,625	-61,617
DISCONTINUED OPERATION
NET TAX LOSS OF DISCONTINUED OPERATION	0	3,284,975	0	3,284,975
NET INCOME FOR THE PERIOD	6,338,688	11,195,036	6,387,313	11,133,420

Cash Flow Statement

(R$ thousand)
	Parent Company		Consolidated
	12.31.20	12.31.19	12.31.20	12.31.19
Operating Activities
Income before income tax and social contribution	6,338,688	7,910,061	6,952,646	7,217,786
Adjustments to reconcile income to cash provided by operations::	0	0	0	0
Depreciation and amortization	12,812	13,386	1,862,869	1,807,429
Net foreign exchange rate variations	-371,847	-807,983	260,761	-451,967
Financial charges	362,423	155,922	2,438,704	2,983,484
Contractual revenue - Transmission	0	0	-6,026,214	-5,857,486
Construction Revenue	0	0	-816,002	-797,250
Equivalence equity results	-10,928,323	-8,946,528	-1,670,903	-1,041,071
Result on disposal of equity interests	0	0	-16,134	-24,715
RBSE / periodic tariff revenue	0	0	-4,228,338	0
Operating provisions (reversals)	3,608,305	714,233	7,373,551	2,005,808
Participation of non-controlling shareholders	0	0	-73,699	-70,772
Financial instruments - derivatives	0	0	-332,017	56,613
Others	255,443	-109,714	221,812	-861,219
	-7,061,187	-8,980,685	-1,005,610	-2,251,146
(Increases) / decreases in operating assets
Customers	-1	0	-1,454,193	-1,390,270
Marketable securities	-952,915	-2,752,895	-3,580,871	-4,050,412
Reimbursement rights	0	0	76,487	792,306
Warehouse	-33	2	-38,167	-91,532
Nuclear fuel stock	0	0	-313,743	-40,329
Financial assets - Itaipu	746,673	601,224	746,673	601,224
Assets held for sale	317,440	2,751,082	2,314,709	10,863,548
Hydrological risk	0	0	41,243	114,915
Credits with subsidiaries - CCD	0	2,406,622	0	0
Others	301,232	-701,462	116,654	-2,157,090
	412,396	2,304,573	-2,091,208	4,642,359
Increase / (decrease) in operating liabilities
Suppliers	186,075	-14,636	781,295	-203,044
Advances	0	79,676	-73,748	5,762
Lease	5,562	22,504	402,881	-316,152
Estimated liabilities	20,238	12,632	94,915	-193,728
Indemnification obligations	0	0	267,111	0
Sectorial charges	0	0	-26,627	-16,639
Liabilities associated with assets held for sale	0	-2,860,610	-1,692,708	-8,602,259
Accounts payable with subsidiaries	0	-2,866,810	0	0
Others	334,585	353,262	-678,704	227,316
	546,460	-5,273,981	-925,584	-9,098,744

Payment of financial charges	-923,272	-1,636,833	-1,701,076	-3,650,619
Revenue of RAP and indemnities	0	0	9,153,453	7,369,192
Revenue of financial charges	1,114,743	1,753,617	662,713	1,114,465
Payment of income tax and social contribution	-203,217	-257,052	-3,537,980	-3,384,888
Revenue of remuneration for investments in equity interests	4,679,285	3,811,443	1,195,566	1,007,575
Supplementary pension payment	-13,057	-30,140	-305,292	-258,519

Payment of legal contingencies	-3,175,996	-1,702,671	-3,247,582	-1,792,631
Bonds and related deposits	-940,782	-757,270	-951,327	-621,161
Net cash provided by (used in) operating activities of continuing operations	774,063	-2,858,939	4,198,720	293,670
Net cash provided by (used in) operating activities of discontinued operations	0	0	0	-379,997
Net cash provided by (used in) operating activities	774,063	-2,858,939	4,198,720	-86,327

Financing activities
Loans and financing obtained and debentures obtained	5,193,319	5,000,000	9,157,888	6,779,312
Payment of loans and financing and debentures - principal	-9,230,730	-9,712,469	-12,613,613	-12,463,148
Payment of remuneration to shareholders	-2,579,118	-1,219,194	-2,593,945	-1,183,146
Advanced receivalbe for future capital increase	0	3,660,215	0	3,660,215
Payment of finance leases	-13,136	-40,998	-556,876	-547,226
Others	0	0	-82,424	-51,412
Net cash provided by (used in) financing activities from continuing operations	-6,629,666	-2,312,446	-6,688,971	-3,805,405
Net cash provided by (used in) financing activities of discontinued operations	0	0	0	414,724
Net cash provided by (used in) financing activities	-6,629,666	-2,312,446	-6,688,971	-3,390,681

Investing activities
Lending and financing	0	-627,871	0	-40,040
Loans and financing receivables	6,224,747	5,744,256	4,138,002	4,904,413
Acquisition of fixed assets	-1,529	-197	-2,254,786	-1,954,652
Acquisition of intangible assets	-23,466	-6,088	-142,003	-65,550
Acquisition / capital investment in equity	0	-55,560	-68,169	-418,016
Advance concession for future capital increase	-1,280,200	-897,644	-6,780	-124,032
Investment sale in shareholdings	939,479	985,292	941,779	1,017,292
Net cash flow in the acquisition of investees	0	0	0	0
Others	0	0	-166,492	-55,723
Net cash provided by (used in) investing activities from continuing operations	5,859,031	5,142,187	2,441,552	3,263,691
Net cash provided by (used in) investment activities of discontinued operations	0	0	0	6,337
Net cash provided by (used in) investing activities	5,859,031	5,142,187	2,441,552	3,270,028

Increase (decrease) in cash and cash equivalents	3,428	-29,198	-48,699	-206,981

Cash and cash equivalents at the beginning of the year for continued operations	18,202	47,400	335,307	583,352
Cash and cash equivalents at year-end of continuing operations	21,630	18,202	286,607	335,307
Increase (decrease) in cash and cash equivalents from discontinued operations	0	0	0	41,064
	3,428	-29,198	-48,700	-206,981

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.